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                                                Filed Pursuant To Rule 424(b)(3)
                                                 Registration No. 333-60108


PROSPECTUS

                                MANOR CARE, INC.

                      Offer to Exchange All Our Outstanding
                            8% Senior Notes due 2008
                     $200,000,000 aggregate principal amount
                    In Exchange for 8% Senior Notes Due 2008
           Which Have Been Registered Under the Securities Act of 1933

We are offering to exchange all of our outstanding 8% Senior Notes due 2008, which we refer to as old notes, for our registered 8% Senior Notes due 2008, which we refer to as new notes. We refer to the old notes and new notes collectively as the notes. We issued the old notes on March 8, 2001. The terms of the new notes are identical to the terms of the old notes except that we registered the new notes under the Securities Act of 1933.


*PLEASE CONSIDER THE FOLLOWING:


- YOU SHOULD CAREFULLY REVIEW THE RISK FACTORS BEGINNING ON PAGE 19 OF THIS
  PROSPECTUS.

- Our offer to exchange old notes for new notes will be open until 5:00 p.m., New York City time, on June 21, 2001, unless we extend the offer.

- You should also carefully review the procedures for tendering the old notes beginning on page 10 of this prospectus.

- If you fail to tender your old notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

- No public market currently exists for the notes. We do not intend to list the new notes on any securities exchange and, therefore we do not anticipate that an active public market will develop.


INFORMATION ABOUT THE NOTES:


- The notes will mature on March 1, 2008.

- Interest will accrue from March 8, 2001.

- We will pay interest on the notes semi-annually on March 1 and September 1 of each year beginning September 1, 2001, at the rate of 8% per year.

- We may redeem some or all of the notes at any time. The redemption price is described beginning on page 13.

- The notes will be guaranteed on a senior unsecured basis by Manor Care of America, Inc., our wholly-owned subsidiary, and all of our subsidiaries that have guaranteed, or will in the future guarantee, obligations under the $150,000,000 principal amount of 7 1/2% Senior Notes Due 2006 issued by Manor
  Care of America, Inc.

- These guarantees will be senior obligations of our subsidiary guarantors. If we fail to make payments on the notes, our subsidiary guarantors must make them instead.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                             ----------------------

                   THE DATE OF THIS PROSPECTUS IS MAY 23, 2001
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      IN MAKING YOUR INVESTMENT DECISION, YOU SHOULD RELY ONLY ON THE
INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER
PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH
DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

      EACH BROKER-DEALER THAT RECEIVES NEW NOTES FOR ITS OWN ACCOUNT IN
CONNECTION WITH THE EXCHANGE OFFER MUST ACKNOWLEDGE THAT IT WILL DELIVER A
PROSPECTUS IF IT RESELLS THOSE NEW NOTES. THE TRANSMITTAL LETTER STATES THAT BY
SO ACKNOWLEDGING AND BY DELIVERING A PROSPECTUS, A BROKER-DEALER WILL NOT BE
DEEMED TO ADMIT THAT IT IS AN "UNDERWRITER" WITHIN THE MEANING OF THE SECURITIES
ACT. THIS PROSPECTUS, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME,
MAY BE USED BY A BROKER-DEALER IN CONNECTION WITH RESALES OF NEW NOTES RECEIVED
IN EXCHANGE FOR OLD NOTES ACQUIRED BY THE BROKER-DEALER AS A RESULT OF
MARKET-MAKING ACTIVITIES OR OTHER TRADING ACTIVITIES. WE HAVE AGREED THAT, FOR A
PERIOD ENDING ON THE EARLIER OF:

      -     180 DAYS AFTER THE DATE OF THIS PROSPECTUS; AND

      -     THE DATE ON WHICH A BROKER-DEALER IS NO LONGER REQUIRED TO DELIVER A
            PROSPECTUS IN CONNECTION WITH MARKET-MAKING OR OTHER TRADING
            ACTIVITIES,

WE WILL MAKE THIS PROSPECTUS AVAILABLE TO ANY BROKER-DEALER FOR USE IN
CONNECTION WITH ANY SUCH RESALE. SEE "PLAN OF DISTRIBUTION."



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information...........................................2
Documents Incorporated By Reference...........................................2
Forward Looking Statements....................................................3
Prospectus Summary............................................................5
Risk Factors .................................................................19
Use of Proceeds...............................................................28
Capitalization................................................................29
Selected Historical Consolidated Financial Data...............................30
Certain Relationships and Related Transactions................................32
The Exchange Offer............................................................32
The New Notes.................................................................41
Description of Other Debt.....................................................54
United States Federal Income Tax Considerations...............................55
Plan of Distribution..........................................................55
Legal Matters.................................................................56
Experts.......................................................................56
Glossary......................................................................56


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                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements, and other documents with the Securities and Exchange Commission under the Securities
Exchange Act of 1934. Our SEC filings are available to the public at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the following SEC public reference rooms:

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Judiciary Plaza, Room 1024               Citicorp Center, Suite 1400            7 World Trade Center
450 Fifth Street, N.W.                   500 West Madison Street                Suite 1300
Washington, D.C.  20549                  Chicago, Illinois 60621                New York, New York 10048
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      You may obtain information regarding the operation of the Public Reference
Room by calling the SEC at 1-800-SEC-0330.

      In addition, because our common stock is listed on the New York Stock
Exchange, you may read our reports, proxy statements, and other documents at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York
10005.

      This prospectus is part of a registration statement on Form S-4 we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement.
For further information about us and the notes, you should refer to the registration statement. In this prospectus we summarize material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

      This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Manor Care, Inc., 333 N. Summit Street, Toledo, Ohio 43604-2617, Attention:
Legal Department, or call (419) 252-5500 and ask to speak to someone in our legal department. IN ADDITION, TO OBTAIN TIMELY DELIVERY OF ANY INFORMATION YOU
REQUEST, YOU MUST SUBMIT YOUR REQUEST NO LATER THAN JUNE 14, 2001, WHICH IS
FIVE BUSINESS DAYS BEFORE THE DATE THE EXCHANGE OFFER EXPIRES.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" certain documents, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act:

      -     Our annual report on Form 10-K/A for the fiscal year ended December
            31, 2000;

      -     Our quarterly report on Form 10-Q for the three months ended March
            31, 2001; and

      -     Our proxy statement for the annual stockholders' meeting to be held
            May 8, 2001, which we filed with the SEC on April 5, 2001.



      We will provide to you, at no charge, a copy of the documents we incorporate by reference in this prospectus. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number: Manor Care, Inc., 333 N. Summit Street, Toledo, Ohio,
43604-2617, Attention: Legal Department. Our telephone number is: (419)
252-5500.


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                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this prospectus by using words or phrases such as "anticipate," "believe," "estimate," "expect,"
"intend," "may be," "objective," "plan," "predict," "project," and "will be" and similar words or phrases, or the negative of those words or phrases.

      These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

      - our existing and future debt that may affect our ability to obtain financing in the future or to comply with current debt covenants;

      -     integration of acquired businesses;

      - changes in Medicare, Medicaid and certain private payors' reimbursement levels;

      - existing government regulations and changes in, or the failure to comply with, governmental regulations;

      - changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;

      - state regulation of the construction or expansion of health care providers;

      -     legislative proposals for health care reform;

      -     competition;

      -     the ability to attract and retain qualified personnel;

      - the failure to comply with occupational health and safety regulations;

      - changes in the treatment of interest deductions on certain policy loans related to corporate-owned life insurance;

      - changes in current trends in the cost and volume of general and professional liability claims;

      - the ability to enter into managed care provider arrangements on acceptable terms;

      -     litigation;

      - a reduction in cash reserves and shareholders' equity upon our repurchase of our stock; and

      - an increase in senior debt or reduction in cash flow upon our purchase or sale of assets.

      - other factors discussed under the heading "Risk Factors" and in filings with the Securities and Exchange Commission.

      Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will


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not be material. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this prospectus to reflect any change in our expectations with regard to these statements or any change in events, conditions or circumstances on which any such statement is based.

                          ----------------------------

                            INDUSTRY AND MARKET DATA

      In this prospectus we rely on and refer to information and statistics regarding the health care industry and our market share in the sectors in which we compete. We obtained this information and statistics from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.


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                               PROSPECTUS SUMMARY

      This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in or incorporated by reference into this prospectus.

      In this prospectus, "Company," "Manor Care," "we," "our," and "us" refer to Manor Care, Inc. With respect to the descriptions of our business contained in this prospectus, such terms refer to Manor Care, Inc. and our subsidiaries.

                                     SUMMARY

COMPANY OVERVIEW

      We are a leading provider of long-term health care with one of the largest networks of skilled nursing and assisted living facilities in the United States.
We own or operate over 350 high-quality long-term care centers in 32 states, with approximately 46,000 beds. We generated approximately 86% of our total revenues for the year ended December 31, 2000 from skilled nursing and assisted living services. We derived the balance of our revenues from a broad range of ancillary health care services, including subacute medical and rehabilitation care, rehabilitation therapy and home health and hospice care. We provide these services through many of our long-term care facilities and through 87 outpatient rehabilitation clinics, an acute care hospital and 78 home health care offices in 18 states. We enjoy a favorable quality mix of revenue with approximately 67% of our long-term care and rehabilitation revenues for the year ended December
31, 2000 generated from private-pay and Medicare sources. We operate primarily under the respected "ManorCare," "Heartland" and "Arden Courts" names. Our common stock trades on the New York Stock Exchange under the symbol "HCR." For the year ended December 31, 2000, we generated revenues of $2.4 billion and EBITDA -- which represents income from continuing operations before other income or expenses, income taxes, minority interest, depreciation and amortization, and unusual or nonrecurring expenses -- of $297.1 million. We discuss EBITDA on page
16 of this prospectus, and you should consider our cautions on that page about how we calculate EBITDA.

INDUSTRY OVERVIEW

      The Health Care Financing Administration, which we refer to as HCFA, estimated total U.S. health care spending to grow at an annual average rate of 6.6% in 2001 and 6.5% from 2001 through 2008. By these estimates, health care expenditures will account for approximately $2.2 trillion, or 16.2%, of the total U.S. gross domestic product, by 2008. The nursing home care segment of the U.S. health care industry encompasses a broad range of health care services provided in skilled nursing facilities, including traditional skilled nursing care and specialty medical services. HCFA estimated total revenues generated by the nursing home industry in 2000 at $94.1 billion and indicated that these revenues have grown at a compound annual growth rate of 4.5% from 1995 to 2000.
According to Managed Care Digest, the long-term care industry consisted of approximately 15,130 skilled nursing facilities and 1,707,234 nursing home beds at December 31, 1999. According to the United States Census Bureau, there are approximately 34.9 million people over the age of 65 in the United States. The
Census Bureau expects this number to grow by 54% to 53.7 million by 2020. The fastest growing segment of the population is comprised of people over the age of
85. There are approximately 4.3 million people 85 years of age or older today and growth rates for this segment are expected to average 2.2% per year from 2000 through 2020. We believe that demand for long-term care will continue to grow due to longer average life expectancy, the growing segment of the U.S.
population over 85 years of age, and cost-containment efforts by payors to encourage shorter stays in acute care facilities. HCFA projects the overall nursing home care industry to grow at an average annual rate of 6.1% from 2000 to 2008.

      Throughout the 1990s, there were numerous initiatives on the federal and state levels to achieve comprehensive reforms affecting the payment for, and availability of, health care services. Aspects of these initiatives included changes in reimbursement regulations by HCFA and enhanced pressure to contain health care


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costs by Medicare, Medicaid and other payors. The Balanced Budget Act, passed in
1997, was designed to reduce and control the rate of increase in Medicare spending for services by various providers. Specifically, the Balanced Budget
Act eliminated the previous "cost-based" reimbursement system and implemented a prospective payment system that reimburses nursing home providers based on health care services required by various categories of patients. The Balanced
Budget Act reduced Medicare reimbursement more than Congress or the industry expected and created an extremely difficult operating environment for many long-term care and other health care providers.

      As a result, Congress passed the Medicare, Medicaid and SCHIP Balanced
Budget Refinement Act of 1999, which restored a portion of the lost reimbursement resulting from the Balanced Budget Act. The Balanced Budget Act required that for each year within the phase-in period, the Medicare program would reimburse a facility at rates that combined a facility-specific base rate with a federal rate. After the phase-in period, a facility would be reimbursed based upon the full federal rates. Through this 1999 legislation, skilled nursing facilities received a 20% reimbursement increase for 15 service categories beginning in April 2000 and a 4% across-the-board increase for both fiscal 2001 and 2002. Moreover, this 1999 legislation gave skilled nursing facilities the option to waive the prospective payment system transition period and elect to receive 100% of the federal daily rate.

      Additionally, Congress passed the Medicare, Medicaid and SCHIP Benefits
Improvement and Protection Act of 2000, which restored an additional $1.6 billion to the nursing home industry over a five-year period. Many of the key long-term care provisions of this legislation became effective on April 1, 2001.
As a result of the positive trends in the reimbursement environment over the past two years, we believe the operating environment for the long-term care industry is more positive than it has been for several years.

      We believe we are well positioned to take advantage of these favorable demographic and industry reimbursement trends. We expect these positive market conditions will provide significant growth opportunities for our business.

COMPETITIVE STRENGTHS

      Leading Provider of Health Care Services. Since opening our first long-term care facility more than 30 years ago, we have developed a reputation for being one of the leading long-term health care providers in the industry. We are one of the largest long-term care providers in the country, generating over $2.0 billion in annual revenue. We believe our network of highly functional facilities, experienced management team, high-quality services and conservative fiscal management are competitive strengths which have established a strong foundation for our status as one of the leading long term health care providers.

      Established Network of Modern, Highly Functional Facilities. We currently own 94% of our long-term care facilities and, over the past three years, we have spent over $400.0 million on new construction, renovations and improvements in our operations and support systems, excluding divested facilities. We believe our assets are among the highest quality in the industry and have enabled us to introduce more specialized services, such as subacute medical and rehabilitation care, which has led to greater revenue growth and cash flow. These facilities have enhanced our ability to increase the percentage of attractive private-pay and Medicare patients. These patients accounted for 67% of our long-term care and rehabilitation revenues for the year ended December 31, 2000.

      Experienced Management Team. The members of our senior management team, led by our President and CEO Paul A. Ormond, have an average of over 20 years in the health care industry. Under Mr. Ormond's leadership, our management team has successfully established Manor Care as a leading operator in health care. Mr.
Ormond has successfully led our company through difficult periods of industry and regulatory change. In addition to managing the successful 1998 merger of Health Care and Retirement Corporation and the former Manor Care, Inc., the current management team has completed over 40 acquisitions.


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      Breadth of Health Care Services. With over 54,000 employees, we provide a variety of health care services, including:

      - skilled nursing centers providing 24-hour nursing supervision, seven days a week;

      - subacute medical and rehabilitation services, which shorten hospital stays and offer a lower cost alternative for those recovering from major surgery or illness;

      - assisted living facilities for those desiring to live independently with assistance for the general activities of daily living;

      - Alzheimer's care where we are a leader in providing care for those suffering from Alzheimer's disease and other forms of dementia;

      - comprehensive home health services including nursing care, rehabilitation, personal care and homemaking services;

      - hospice services offering palliative care, end-of-life planning and psychosocial support to the terminally ill and their families; and

      - outpatient rehabilitation, including physical, occupational and speech therapy in selected markets throughout the country.

      Our continuing investment in specialty services gives us the opportunity to offer services to higher acuity patients in areas such as chronic disease management, wound treatment and oncology. We support our commitment to delivering high quality care to our residents by developing strong clinical programs which include thorough training for our employees, comprehensive policies, procedures and protocols and an extensive support organization.

      Conservative Fiscal Management. We believe we have performed well over the past several years, a period in which the health care industry underwent significant transformation as a result of governmental legislation aimed at reducing Medicare spending. A significant reason for our strong performance during this period was our conservative fiscal management, which is demonstrated by our:

      -     diversified revenue sources;

      -     tight cost controls;

      -     strong balance sheet with a debt to capital ratio below 50%;

      -     measured growth without an emphasis on large acquisitions; and

      - investment grade debt rating by Standard and Poor's, the only such rating in our industry.

BUSINESS STRATEGY

      Focus on Margin Improvement. In addition to capitalizing on planned reimbursement rate increases, we will continue to pursue numerous opportunities and initiatives to improve our margins and profitability. These initiatives include improving our occupancy rates, which will enhance our ability to increase our operating efficiency by better leveraging our infrastructure and fixed costs. We also intend to improve our quality mix and revenue per patient by continuing to focus on private pay patients and growing our population of attractive Medicare rehabilitation patients. In addition, we will continue to focus on managing our labor costs and increasing our labor efficiency, particularly by reducing our use of temporary labor and agency staffing services.

      Increase Cash Flow Growth from Existing Assets. We believe we can grow revenue and operating cash flow by improving our use of existing assets. We plan to pursue this initiative by expanding our offering of services and


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by reducing our use of outsourced services to provide care for higher complexity patients. This will allow us to capture additional revenue and cash flow per patient. We believe we will be able to pursue this strategy with minimal additional capital expenditures.

      Construction and Acquisition of New Facilities. We expect to selectively construct and acquire individual skilled nursing, assisted living and other facilities that complement our existing business. We will focus on acquiring and constructing facilities in existing markets that offer attractive demographics and enable us to achieve operating synergies. For example, during 1999 and 2000 we began construction of 16 new facilities, 11 of which opened by December 31, 2000. As these facilities increase occupancy during their start-up phase, they should provide us with the margin improvement and earnings growth characteristic of mature facilities. In addition, we believe difficult operating conditions in the industry over the past several years provide opportunities for us to acquire selective strategic facilities at attractive prices.

      Vertical Integration and Service Expansion. Our strategy is to expand services such as home health care, hospice care and outpatient therapy, which extend our coverage along the continuum of health care services and allow us to capture a greater share of health care expenditures in our key markets. For example, our recent acquisition of In Home Health provided us with a core base of 39 home health offices in 15 states and $99.1 million in additional revenues in 2000. We intend to integrate In Home Health's product offerings into our core business and grow our home care and hospice operations.

      Provider Networks and Joint Ventures. In addition to other growth initiatives, we expect to focus on further expanding our provider networks by establishing new relationships with physicians, hospitals and other health care organizations within our existing markets. We will also evaluate and expect to enter into joint ventures that will allow us to develop new business lines and enter new markets. We anticipate that these joint ventures will allow us to leverage the expertise and market knowledge of our partners and minimize the capital costs to develop and grow these businesses.


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                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

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Old notes........................................     On March 8, 2001 we completed a private offering of the
                                                      old notes, which consist of $200,000,000 aggregate
                                                      principal amount of 8% Senior Notes due 2008. In
                                                      connection with the initial sale of the old notes, we
                                                      entered into a registration rights agreement in which we
                                                      agreed, among other things, to deliver this prospectus
                                                      to you and to complete an exchange offer.

The exchange offer...............................     We are offering to issue up to $200,000,000 aggregate
                                                      principal amount of our 8% Senior Notes due 2008, which
                                                      have been registered under the Securities Act, in
                                                      exchange for an equal aggregate principal amount of our
                                                      outstanding unregistered notes. The terms of the new
                                                      notes are identical in all material respects to the
                                                      terms of the old notes, except that the registration
                                                      rights and related liquidation damages provisions and
                                                      the transfer restrictions that apply to the old notes,
                                                      do not apply to the new notes.

                                                      You may tender old notes only in $1,000 increments.
                                                      Subject to the satisfaction or waiver of specified
                                                      conditions, we will exchange the new notes for all old
                                                      notes that are validly tendered and not withdrawn before
                                                      the exchange offer expires. We discuss these conditions
                                                      in "The Exchange Offer--Terms of the Exchange Offer." We
                                                      will cause the exchange to be effected promptly after
                                                      the exchange offer expires.

Resale of the new notes..........................     We believe that the new notes issued in the exchange
                                                      offer may be offered for sale, resold or otherwise
                                                      transferred by you, without compliance with the
                                                      registration and prospectus delivery requirements of the
                                                      Securities Act, if you:

                                                      - acquire the new notes in the ordinary course of your
                                                        business;

                                                      - are not engaging in and do not intend to engage in a
                                                        distribution of the new notes;

                                                      - do not have an arrangement or understanding with any
                                                        person to participate in a distribution of the new
                                                        notes;

                                                      - are not an affiliate of ours within the meaning of
                                                        Rule 405 under the Securities Act; and

                                                      - are not a broker-dealer that acquired the old notes
                                                        directly from us.

                                                      If any of these conditions is not satisfied and you
                                                      transfer any new notes without delivering a proper
                                                      prospectus or without qualifying for an exemption from
                                                      registration, you may incur liability under the
                                                      Securities Act. In addition, if you are a broker-dealer
                                                      seeking to receive new notes for your own account in
                                                      exchange for old notes that you acquired as a result of
                                                      market-making or other trading activities, you must
                                                      acknowledge that you will deliver this prospectus in
                                                      connection with any offer to resell, or any resale or
                                                      other
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                                                      transfer of the new notes that you receive in the
                                                      exchange offer. See "Plan of Distribution."

Expiration date..................................     The exchange offer will expire at 5:00 p.m., New York
                                                      City time, on June 21, 2001, unless we extend it.

Withdrawal.......................................     You may withdraw the tender of your old notes at any
                                                      time before the exchange offer expires. We will return
                                                      to you any of your old notes that we do not accept for
                                                      exchange for any reason, without expense to you,
                                                      promptly after the exchange offer expires or terminates.

Interest on the new notes and the old notes......     The new notes will bear interest at the rate of 8% per
                                                      year beginning March 8, 2001. This interest will be
                                                      payable semi-annually on each March 1 and September 1,
                                                      with the first payment on September 1, 2001. We will not
                                                      pay interest on the old notes after we accept them for
                                                      exchange. See "The New Notes."

Conditions to the exchange offer.................     The exchange offer is subject to various conditions.  We
                                                      reserve the right to terminate or amend the exchange
                                                      offer at any time before the expiration date if various
                                                      specified events occur. The exchange offer is not
                                                      conditioned upon any minimum principal amount of
                                                      outstanding old notes being tendered. See "The Exchange
                                                      Offer--Conditions of the Exchange Offer."

Procedures for tendering old notes...............     If you wish to tender your old notes, you must cause the

                                                      following to be transmitted to and received by the
                                                      exchange agent no later than 5:00 p.m., New York City
                                                      time, on the expiration date:

                                                      - a confirmation of the book-entry transfer of the
                                                        tendered old notes into the exchange agent's account
                                                        at The Depository Trust Company;

                                                      - a properly completed and duly executed transmittal
                                                        letter in the form accompanying this prospectus, with
                                                        any required signature guarantees, or, at your option
                                                        in the case of a book entry tender, an agent's message
                                                        in lieu of the transmittal letter; and

                                                      - any other documents required by the transmittal
                                                        letter.
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Guaranteed delivery procedures...................     If you wish to tender your old notes and you cannot
                                                      cause the old notes or any other required documents to
                                                      be transmitted to and received by the exchange agent
                                                      before 5:00 p.m., New York City time, on the expiration
                                                      date, you may tender your old notes according to the
                                                      guaranteed delivery procedures described in this
                                                      prospectus under the heading "The Exchange
                                                      Offer--Guaranteed Delivery Procedures."

Special procedures for beneficial owners.........     If you are the beneficial owner of old notes that are
                                                      registered in the name of your broker, dealer,
                                                      commercial bank, trust company or other nominee and you
                                                      wish to participate in the exchange offer, you should
                                                      promptly contact the person in whose name your
                                                      outstanding old notes are registered and instruct that
                                                      person to tender your old notes on your behalf. See "The
                                                      Exchange Offer--Procedures for Tendering."

Representations of tendering holders.............     By tendering old notes pursuant to the exchange offer,
                                                      you will, in addition to other customary
                                                      representations, represent to us that you:

                                                      - are acquiring the new notes in the ordinary course of
                                                        business;

                                                      - are not engaging in a distribution of the new notes;

                                                      - have no arrangement or understanding with any person
                                                        to participate in a distribution of the new notes;

                                                      - are not an affiliate of ours, or if you are an
                                                        affiliate, you will comply with the registration and
                                                        prospectus delivery requirements of the Securities
                                                        Act; and

                                                      - are not a broker-dealer tendering old notes acquired
                                                        directly from us.


Acceptance of old notes and delivery
of new notes.....................................     Subject to the satisfaction or waiver of the conditions
                                                      to the exchange offer, we will accept for exchange any
                                                      and all old notes that are properly tendered and not
                                                      withdrawn prior to 5:00 p.m., New York City time, on the
                                                      expiration date. We will cause the exchange to be
                                                      effected promptly after the exchange offer expires.

Exchange agent...................................     National City Bank is serving as exchange agent for the
                                                      exchange offer.

Federal income tax considerations................     The exchange of old notes for new notes pursuant to the
                                                      exchange offer will not be a taxable event for United
                                                      States federal income tax purposes. See "United States
                                                      Federal Income Tax Considerations."

Consequences of failing to exchange your
old notes........................................     The exchange offer satisfies our obligations and your
                                                      rights under the registration rights agreement. After
                                                      the exchange offer is completed, you will not be
                                                      entitled to any registration rights with respect to your
                                                      old notes.

                                                      Therefore, if you do not exchange your old notes, you
                                                      will not be able to reoffer, resell or otherwise dispose
                                                      of your old notes unless:

                                                      - you comply with the registration and prospectus
                                                        delivery requirements of the Securities Act; or

                                                      - you qualify for an exemption from the Securities Act
                                                        registration requirements.

Appraisal or dissenters' rights..................     You will have no appraisal or dissenters' rights in
                                                      connection with the exchange offer.

Use of proceeds..................................     We will not receive any proceeds from the issuance of new
                                                      notes pursuant to the exchange offer.  We will pay all
                                                      expenses incident to the exchange offer.

                      SUMMARY OF THE TERMS OF THE NEW NOTES

      The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions that apply to the old notes do not apply to the new notes. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture.

      The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the new notes, please refer to the section of this prospectus entitled "The New Notes." For purposes of the description of the notes included in this prospectus, references to the "Company," "Issuer," "us," "we" and "our" refer only to Manor Care, Inc. and do not include our subsidiaries.

Issuer...........................................     Manor Care, Inc.

Securities.......................................     $200,000,000 in principal amount of 8% Senior Notes due
                                                      2008.

Maturity.........................................     March 1, 2008

Interest payment dates...........................     March 1 and September 1 of each year, commencing
                                                      September 1, 2001.

Optional redemption..............................     The new notes will be redeemable, at our option, in
                                                      whole at any time or in part from time to time, at a
                                                      redemption price equal to the greater of:

                                                             1.   100% of their principal amount plus accrued
                                                                  but unpaid interest to the date of
                                                                  redemption, or

                                                             2. (a)   the sum of the present values of the
                                                                      remaining scheduled payments of
                                                                      principal and interest thereon from the
                                                                      date of redemption to the date of
                                                                      maturity, except for currently accrued
                                                                      but unpaid interest, discounted to the
                                                                      date of redemption, on a semi-annual
                                                                      basis, at the treasury rate plus 50
                                                                      basis points,

                                                             plus

                                                                (b)   accrued but unpaid interest to the date
                                                                      of redemption.

                                                      When we refer to the treasury rate, we mean the treasury
                                                      rate at the time of redemption for treasury notes with a
                                                      maturity comparable to the remaining term of the notes,
                                                      determined as described in "The New Notes."

Change of control................................     Upon a change of control that is accompanied by a
                                                      ratings decline, you may require us to repurchase your
                                                      notes, in whole or in part, at a purchase price equal to
                                                      101% of the principal amount of your notes plus accrued
                                                      but unpaid interest to the purchase date.

Guarantees; Elimination; Reinstatement...........     The new notes will be guaranteed by Manor Care of
                                                      America, Inc., our wholly-owned subsidiary, and each of
                                                      our existing and future subsidiaries that guarantee the
                                                      obligations of Manor Care of America, Inc. under its
                                                      $150.0 million principal amount of 7-1/2% Senior Notes
                                                      due 2006. The guarantees are unsecured senior debt of
                                                      our subsidiary guarantors. If the obligations of any
                                                      subsidiary guarantor under the 7-1/2% Senior Notes due
                                                      2006 or our senior credit facilities terminate, that
                                                      subsidiary guarantor will also be released from its
                                                      obligations under its Subsidiary Guarantee. If an
                                                      existing or future subsidiary of ours guarantees any of
                                                      our debt, then that subsidiary will guarantee our debt
                                                      under the new notes.

Ranking..........................................     The notes will rank equally in right of payment with all
                                                      our existing and future unsecured senior debt and are
                                                      senior in right of payment to all our future
                                                      subordinated debt. The indenture does not limit the
                                                      amount of debt that we or our subsidiaries may incur.
                                                      The guarantees will rank equally in right of payment
                                                      with the existing and future unsecured senior debt of
                                                      our subsidiary guarantors and will be senior in right of
                                                      payment to the future subordinated debt of our
                                                      subsidiary guarantors. The notes and the guarantees will
                                                      effectively rank junior to any secured debt of ours or
                                                      our subsidiary guarantors, to the extent of the assets
                                                      securing that debt. If the guarantees of the notes are
                                                      eliminated, the notes will be structurally junior to all
                                                      liabilities of our subsidiaries.

Covenants........................................     We will issue the notes under an indenture with National
                                                      City Bank, as trustee.  The indenture, among other
                                                      things, restricts our ability to:

                                                      - incur or permit to exist liens;

                                                      - engage in transactions with our affiliates;

                                                      - enter into sale and lease-back transactions; and

                                                      - merge or consolidate with or into other companies.

Use of proceeds..................................     We will not receive any proceeds from the exchange
                                                      offer. For a description of the use of proceeds from the
                                                      offering of the old notes, see "Use of Proceeds."

Form of the new notes............................     The new notes will be represented by one or more
                                                      permanent global securities in registered form deposited
                                                      with National City Bank, as custodian, for the benefit
                                                      of The Depository Trust Company. You will not receive
                                                      notes in registered form unless one of the events set
                                                      forth under the heading "Book-Entry, Delivery and Form"
                                                      occurs. Instead, beneficial interests in the new notes
                                                      will be shown on, and transfers of these interests will
                                                      be effected only through, records maintained in
                                                      book-entry form by The Depository Trust Company for its
                                                      participants.

Transfer restrictions; Absence of a public market
for the notes....................................     There has been no public market for the old notes, and
                                                      we do not anticipate that an active market for the new
                                                      notes will develop. We do not intend to apply to list
                                                      the new notes on any securities exchange or to include
                                                      them in any automated quotation system. We cannot make
                                                      any assurances regarding the liquidity of the market for
                                                      the new notes, your ability to sell your new notes or
                                                      the price at which you may sell your new notes. See
                                                      "Plan of Distribution."

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary of our consolidated financial information for the years ended December 31, 1998, 1999 and 2000 on an actual basis and, for the year ended December 31, 2000, on an adjusted basis to give effect to the offering of the old notes and the use of proceeds from that offering, should be read in conjunction with "Selected Historical Consolidated Financial Data" beginning on page 30 and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes contained elsewhere in our annual report on form 10-K/A for the fiscal year ended December 31, 2000, which we incorporate by reference into this prospectus. See "Documents Incorporated by Reference."

      In our consolidated financial information, EBITDA represents income from continuing operations before other income (expenses), income taxes, minority interest, depreciation and amortization, and unusual or non-recurring expenses. We have included certain information concerning EBITDA because management believes EBITDA is generally accepted as providing useful information about a company's ability to service and incur debt. You should not consider EBITDA, however, in isolation or as a substitute for net income, cash flows or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. We have calculated EBITDA for the periods presented as follows:

                                                                                                            ADJUSTED
                                                           1998             1999            2000              2000
                                                           ----             ----            ----              ----
                                                                               (IN THOUSANDS)
Income from continuing operations before other
   income (expenses), income taxes, and
   minority interest........................             $     11         $218,755        $139,085          $139,085
Depreciation and amortization...............              119,223          114,601         121,208           121,208
Unusual or Non-recurring items:
   Provision for restructuring charge, merger
     expenses, asset impairment and other
     related charges........................              278,261           14,787
   Expenses related to general and professional
     liability reserve......................                                                33,618            33,618
   Expenses related to terminated Company

     buy-out transaction....................                                                 3,175             3,175
                                                         --------         --------        --------          --------
EBITDA......................................             $397,495         $348,143        $297,086          $297,086
                                                         ========         ========        ========          ========

      For a complete discussion of the charges set forth in "Provision for restructuring charge, merger expenses, asset impairment and other related charges," see the "Management's Discussion and Analysis of Financial Conditions and Results of Operations," incorporated by reference into this prospectus.

      In the above table, "Expenses related to general and professional liability reserve" represents the amount of general and professional liability expense related to a change in estimate for claims originating in policy years 1994 through 1999. See "Risk Factors" for a discussion of the cost of general and professional liability claims.

      In the above table, the entry, "Expenses related to terminated Company buy-out transaction," represents transaction costs related to our exploring various strategic alternatives, including a possible sale of Manor Care. We terminated these efforts in May 2000.

                                                                                                              ADJUSTED
                                                          1998              1999             2000               2000
                                                          ----              ----             ----               ----
                                                             (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
RESULTS OF OPERATIONS
Revenues....................................           $2,209,087        $2,135,345       $2,380,578         $2,380,578
Income from continuing operations before
     other income (expenses), income taxes,
     and minority interest..................                   11           218,755          139,085            139,085
Income (loss) from continuing operations....              (46,162)          (55,158)          39,055             38,435

OTHER FINANCIAL DATA
EBITDA......................................            $ 397,495         $ 348,143        $ 297,086          $ 297,086
Interest expense(1).........................               46,587            54,082           60,733             61,767
Capital expenditures........................              327,600           186,900          149,300            149,300
Ratio of EBITDA to interest
     expense................................                 8.5x              6.4x             4.9x               4.8x
Ratio of total debt to EBITDA...............                 2.3x              2.5x             2.7x               2.7x
Ratio of earnings to fixed charges(2).......                                                    1.7x               1.7x

BALANCE SHEET DATA
Total assets................................           $2,722,727        $2,289,777       $2,358,468         $2,358,468
Total debt..................................              929,727           873,119          804,533            808,033
Total shareholders' equity..................            1,199,168           980,037        1,012,729          1,012,109

SKILLED NURSING AND ASSISTED LIVING
     SEGMENT DATA
Number of facilities........................                  360               346              354                354
Number of beds..............................               47,138            45,715           46,020             46,020

-----------------

(1) We have adjusted the interest expense for adjusted 2000 to include interest expense incurred from the old notes issued at a coupon rate of 8% and the annual amortization of the related financing costs, and to exclude interest expense that was incurred in 2000 on the portion of our revolving credit agreement borrowings that we repaid with the net proceeds of the issue of old notes.

(2) We do not show a ratio result for 1998 and 1999 because earnings were insufficient to cover fixed charges by $38.6 million and $108.8 million, respectively.

      Earnings in the ratio of earnings to fixed charges represent our income from continuing operations before taxes and minority interest that have been adjusted to exclude:

            -     the effect of any fixed charges that reduced such earnings;
                  and

            - the undistributed income or losses of affiliates accounted for by the equity method, except for losses of an equity method affiliate whose debt we guaranteed.

      We have not included any of the adjustments for unusual and non-recurring items in this calculation that were reflected in the calculation of EBITDA.

      Our fixed charges include interest expense, whether or not classified as such in our earnings statement, as well as the portion of rental expense that we estimated to represent the interest portion (approximately 40%). Interest expense includes capitalized interest, interest on guaranteed debt of an equity method affiliate that is incurring losses, and interest on our loans against the cash surrender value of corporate-owned life insurance.

      In the adjusted 2000 calculation, we adjusted both earnings before taxes and fixed charges to reflect the change in interest expense described in footnote (1).

                                     GENERAL

      Manor Care, Inc. is incorporated in Delaware. Our principal executive offices are located at 333 North Summit Street, Toledo, Ohio 43604-2617. Our telephone number is (419) 252-5500.

                                  RISK FACTORS

         Our business, operations and financial condition are subject to various risks. We describe some of these risks below, and you should take these risks into account in deciding whether to participate in the exchange offer proposed in this prospectus. This section does not describe all risks applicable to us, our industry or our business, and we intend it only as a summary of certain material factors.

YOU MAY BE ADVERSELY AFFECTED IF YOU DO NOT EXCHANGE YOUR NOTES.

         If you do not exchange your old notes for new notes pursuant to the exchange offer, you will continue to be subject to the transfer restrictions on your old notes. You will have no further registrations rights. The transfer restrictions on your old notes arise because we issued the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from those requirements. We do not intend to register the old notes under the Securities Act. In addition, if you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities. In those circumstances, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected. See "The Exchange Offer -- Consequences of Failure to Exchange Old Notes."

THERE IS NO PUBLIC MARKET FOR THE NEW NOTES, SO YOU MAY BE UNABLE TO SELL THEM.

         We will not list the new notes on any securities exchange. These new notes are new securities for which there is currently no market. The notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and other factors. We have been advised by the initial purchasers that they intend to make a market in the new notes, as well as the old notes, as permitted by applicable laws and regulations. However, they are not obligated to do so and their market making activities may be limited during our exchange offer. Therefore, we cannot assure you that an active market for the new notes will develop.

IF A MARKET DEVELOPS FOR THE NEW NOTES, THE NOTES MIGHT TRADE AT VOLATILE
PRICES.

         If a market develops for the new notes, the notes might trade at prices higher or lower than their initial public offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

YOU MUST TENDER THE OLD NOTES IN ACCORDANCE WITH PROPER PROCEDURES IN ORDER TO ENSURE THE EXCHANGE WILL OCCUR.

         We will only exchange old notes for new notes if you follow the proper procedures, as detailed in this prospectus. We will issue the new notes in exchange for the old notes if the exchange agent receives the old notes or a book-entry confirmation, a properly completed and executed transmittal letter, or an agent's message, and all other required documentation in a timely manner. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. In addition, if you are an affiliate of ours or you tender the old notes in the exchange offer in order to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled "The Exchange Offer" and "Plan of Distribution."

OUR DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND MAKE IT MORE DIFFICULT FOR US TO FULFILL OUR OBLIGATIONS UNDER THE NOTES.

         At December 31, 2000, our total consolidated indebtedness was approximately $804.5 million, or approximately $808.0 million after giving effect to the offering of the old notes and use of proceeds. We may also borrow more debt under our existing revolving credit facilities or otherwise. The indenture does not limit the amount of debt that we or our subsidiaries may incur.

         Our debt could have important consequences to you. For example, it could:

         - make it more difficult for us to satisfy our obligations with respect to the notes;

         - increase our vulnerability to general adverse economic and industry conditions;

         - require us to dedicate a substantial portion of our cash flow from operations to debt payments, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures and other general corporate purposes;

         - limit, along with the financial and other restrictive covenants in our debt, our ability to borrow a significant amount of additional funds;

         - limit, along with the financial and other restrictive covenants in our debt, our flexibility to plan for, or react to, changes in our business and the industry in which we operate; and

         - place us at a competitive disadvantage compared to our competitors that have less debt.

THE EXPECTED SALE OF THE FACILITIES IN OUR JOINT VENTURE WITH ALTERRA MAY NOT YIELD PROCEEDS SUFFICIENT TO PAY THE JOINT VENTURE'S DEBT.

         We entered into a development joint venture with Alterra Healthcare Corporation, which we refer to as Alterra, where each party has a 50% interest. Together, we jointly and severally guaranteed a $57.0 million line of credit with an adjusted maturity date of June 29, 2001. The development joint venture is the 10% owner and managing owner or partner in the various project companies and partnerships which are entitled to borrow under the credit agreement. We and Alterra are undertaking efforts to sell the facilities using the proceeds of the sale to repay the debt. Although we do not presently anticipate any loss to be associated with the guarantee of related debt, we cannot assure you that the proceeds of the sales of each of these facilities will exceed the amount of guaranteed debt related to each such facility, and we could be liable for a portion or all of any excess guaranteed debt.

OUR BUSINESS IS CONDUCTED THROUGH OUR SUBSIDIARIES.

         We conduct operations through our subsidiaries. As a result, we depend on dividends, loans or advances, or payments from our subsidiaries to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to pay dividends and make other payments to us is restricted by, among other things, applicable corporate and other laws and regulations. This ability may be further restricted in the future by, agreements to which our subsidiaries may be a party. Although the notes are guaranteed by the subsidiary guarantors, each guarantee is subordinated to all secured debt of the relevant subsidiary guarantor.

NOT ALL OF OUR SUBSIDIARIES ARE GUARANTORS AND ASSETS OF NON-GUARANTOR SUBSIDIARIES MAY NOT BE AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

         Our existing and future subsidiaries that do not guarantee the obligations of Manor Care of America, Inc., or MCA, under its $150.0 million principal amount of 7-1/2% Senior Notes Due 2006, will also not guarantee the notes. Only we and the subsidiary guarantors must make payments on the notes. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the notes unless these subsidiaries transfer those assets, by dividend or otherwise, to us or a subsidiary guarantor. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their debt, including their trade creditors, will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. For the year ended December 31, 2000, our non-guarantor subsidiaries with respect to the notes represented less than 3% of our revenues, assets, income from continuing operations and EBITDA.

OUR SUBSIDIARY GUARANTEES MAY BE RELEASED IN THE FUTURE IF CERTAIN EVENTS OCCUR.

         Each subsidiary guarantor that is released from its obligations under MCA's notes that are due in 2006 or any related guarantees and from its guarantee under our senior credit facilities and any guarantee with respect to the credit facilities will also be released as a guarantor under the notes. Upon such release, the notes will effectively rank junior to all liabilities of that subsidiary, whether or not those liabilities are secured or unsecured.

ALTHOUGH WE REFER TO YOUR NOTES AS SENIOR NOTES, AND THE SUBSIDIARY GUARANTEES ARE SENIOR OBLIGATIONS OF OUR SUBSIDIARIES, EACH WILL BE EFFECTIVELY SUBORDINATED TO OUR SECURED DEBT AND ANY SECURED LIABILITIES OF OUR SUBSIDIARIES.

         The notes will effectively rank junior to any of our secured debt or any secured debt of our subsidiaries, to the extent of the assets securing that debt. In the event of bankruptcy, liquidation, reorganization or other winding up of Manor Care, our assets that secure secured debt will be available to pay obligations on the notes only after that secured debt has been repaid in full from these assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding. The guarantees of the notes will similarly effectively rank junior to any secured debt of the applicable subsidiary, to the extent of the assets securing that debt. Our subsidiaries had $41.4 million of secured debt as of December 31, 2000.

A CHANGE IN CONTROL MAY ADVERSELY AFFECT US OR THE NOTES.

         Our senior credit facilities provide that certain change of control events with respect to us will constitute a default. In addition, future debt we incur may limit our ability to repurchase the notes upon a change of control or require us to offer to redeem that future debt upon a change of control. Moreover, if you or other investors in our notes exercise the repurchase right for a change of control, it may cause a default under that debt, even if the change of control itself does not cause a default, due to the financial effect of such a purchase on us. Finally, if a change of control event occurs, we cannot assure you that we will have enough funds to repurchase all the notes.

         Furthermore, the change in control provisions may in certain circumstances make more difficult or discourage a takeover of Manor Care and the removal of incumbent management.

OUR BUSINESS AND FINANCIAL RESULTS DEPEND ON OUR ABILITY TO GENERATE SUFFICIENT CASH FLOWS TO SERVICE OUR DEBT OR REFINANCE OUR DEBT ON COMMERCIALLY REASONABLE TERMS.

         Our ability to make payments on and to refinance our debt and to fund planned expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our credit agreements will depend on our satisfying various covenants. These covenants, among other things:

         - limit our ability and the ability of our subsidiaries to borrow and to place liens on our assets or their assets;

         - require us to comply with a debt to capitalization ratio test, fixed charge coverage ratio test and leverage ratio test;

         - limit our ability to merge with other parties or sell all or substantially all of our assets;

         - limit our and our subsidiaries' ability to acquire and dispose of assets; and

         -    limit our ability to pay dividends and redeem capital stock.

         Our inability to generate sufficient cash flow to service our debt or refinance our debt on commercially reasonable terms would have a material adverse effect on our business and results of operations.

         We cannot assure you that our business will generate cash flows from operations or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

REFINANCING OUR EXISTING DEBT COULD HAVE ADVERSE EFFECTS.

         Our five year credit agreement terminates on September 24, 2003. Our 364 day credit agreement terminates on September 21, 2001. MCA's notes mature in 2006. We cannot assure you that we will be able to refinance these borrowing arrangements, or any other outstanding debt, on commercially reasonable terms or at all. Refinancing our borrowing arrangements could result in:

         -    an increase in the interest rate over the rate we currently pay;

         - additional or more restrictive covenants than those outlined above; and

         -    our granting of a security interest in collateral.

WE MAY MAKE ACQUISITIONS THAT COULD SUBJECT US TO A NUMBER OF OPERATING RISKS.

         We anticipate that we may continue to make acquisitions of, investments in, and strategic alliances with complementary businesses to enable us to add services for our core customer base and for adjacent markets, and to expand each of our businesses geographically. However, implementing this strategy entails a number of risks, including:

         -    inaccurate assessment of undisclosed liabilities;

         -    entry into markets in which we may have limited or no experience;

         -    diversion of management's attention from our core business;

         - difficulties in assimilating the operations of an acquired business or in realizing projected efficiencies and cost savings; and

         - increase in our debt and a limitation in our ability to access additional capital when needed.

         Some changes may be necessary to integrate the acquired businesses into our operations, to assimilate many new employees and to implement reporting, monitoring, compliance and forecasting procedures. We may also have difficulty obtaining anticipated revenue synergies or cost reductions in many acquisitions.

WE DEPEND UPON REIMBURSEMENT BY THIRD-PARTY PAYORS.

         We derive substantially all of our long-term care and rehabilitation revenues from private and governmental third-party payors. In 2000, we derived approximately 24% of our revenues from Medicare, 33% from Medicaid and approximately 43% from commercial insurers, managed care plans, workers' compensation payors and other private pay revenue sources. There are increasing pressures from many payors to control health care costs and to reduce or limit increases in reimbursement rates for medical services. Governmental payment programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative or executive orders and government funding restrictions, all of which may materially increase or decrease the rate of program payments to us for our services. In the recent past, we have experienced a decrease in revenues primarily attributable to declines in government reimbursement as a result of the Balanced Budget Act of 1997. Although certain rate reductions resulting from the Balanced Budget Act are being mitigated by the Balanced Budget Refinement Act of 1999 and will be mitigated by the Benefits Improvement Protection Act of 2000, the Balanced Budget Act significantly changed the method of payment under the Medicare and Medicaid programs for our services. We cannot assure you that payments from governmental or private payors will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Our financial condition and results of operations may be affected by the reimbursement process, which in the health care industry is complex and can involve lengthy delays between the time that we recognize revenue and the time that the reimbursement amounts are settled.

         We are subject to periodic audits by the Medicare and Medicaid programs, and the paying agencies for these programs have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements. These payment agencies could seek to require us to repay any overcharges or amounts billed in violations of program requirements, or could make deductions from future amounts due to us. We could also be subject to fines, criminal penalties or program exclusions. Private pay sources also reserve rights to conduct audits and make monetary adjustments.

IF WE FAIL TO COMPLY WITH EXTENSIVE LAWS AND GOVERNMENT REGULATIONS, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.

         The health care industry, including our company, is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

         -    licensure and certification;

         -    adequacy and quality of health care services;

         -    qualifications of health care and support personnel;

         -    quality of medical equipment;

         - confidentiality, maintenance and security issues associated with medical records;

         -    relationships with physicians and other referral sources;

         -    operating policies and procedures;

         -    addition of facilities and services; and

         -    billing for services.

         Many of these laws and regulations are expansive, and we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In addition, certain regulatory developments, such as revisions in the building code requirements for assisted living and skilled nursing facilities, mandatory increases in scope and quality of care to be offered to residents and revisions in licensing and certification standards, could have a material adverse effect on us. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

         If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties, including the loss of our licenses to operate one or more of our facilities, and exclusion of one or more of our facilities from participation in the Medicare, Medicaid and other federal and state health care programs.

         Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care companies and, in particular, skilled nursing facilities and home health agencies. These investigations relate to a wide variety of topics, including:

         -    cost reporting and billing practices;

         -    quality of care;

         -    financial relationships with referral sources; and

         -    medical necessity of services provided.

In addition, the Office of the Inspector General of the U.S. Department of Health and Human Services and the Department of Justice have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Like others in the health care industry, we receive requests for information from governmental agencies in connection with their regulatory or investigational authority.

         Moreover, health care providers are also subject to the federal False Claims Act amendments which in 1986 made it easier for private parties to bring "qui tam" whistleblower lawsuits -- actions brought under a statute that allows a private person to sue for a penalty, part of which the government or some specified public institution will receive -- against companies. Some states have adopted similar state whistleblower and false claims provisions.

WE ARE REQUIRED TO COMPLY WITH LAWS GOVERNING THE TRANSMISSION AND PRIVACY OF HEALTH INFORMATION.

         The Health Insurance Portability and Accountability Act of 1996, requires us to comply with standards for the exchange of health information within our company and with third parties, such as payors, business associates, and patients. These include standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; security; privacy; and enforcement. To date, the Department of Health and Human Services has released two standards, one governing health care transactions and the second relating to the privacy of individually identifiable health information. Rules governing the security of health information have been proposed but not finalized. We generally have two years from the effective date of these standards to comply. Therefore, we have to comply by October 2002 for the transaction standards, and by April 14, 2003 for the privacy standards. While the government intended this legislation to reduce administrative expenses and burdens for the health care industry, the law may require significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

STATE EFFORTS TO REGULATE THE CONSTRUCTION OR EXPANSION OF HEALTH CARE PROVIDERS COULD IMPAIR OUR ABILITY TO EXPAND OUR OPERATIONS.

         Some states require health care providers, including skilled nursing facilities, home health agencies, hospices and assisted living facilities, to obtain prior approval, known as a certificate of need, for:

         -    the purchase, construction or expansion of health care facilities;

         -    capital expenditures exceeding a prescribed amount; or

         -    changes in services or bed capacity.

         To the extent that we require a certificate of need or other similar approvals to expand our operations, either by acquiring facilities or expanding or providing new services or other changes, our expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to those approvals, and possible delays and expenses associated with obtaining those approvals. We cannot assure you that we will be able to obtain certificate of need approval for all future projects requiring that approval.

IF CERTAIN OF OUR OPERATIONS ARE FOUND NOT TO QUALIFY FOR AN EXCEPTION UNDER MEDICARE'S RELATED PARTY RULE, WE MAY BE REQUIRED TO RETURN PAYMENTS WE RECEIVED IN THE PAST.

         Before the Medicare program implemented the prospective payment system for skilled nursing facilities, it limited certain allowable costs for items and services provided by companies that are associated or affiliated with a Medicare provider or have control of, or are controlled by, a Medicare provider. Many state Medicaid programs have adopted the same rule in determining costs that will be included in the payment rates. Unless a provider qualifies for the exception to the related party rule, the Medicare program will only reimburse the provider for the cost incurred by the related party in providing products or services, rather than the related party's charge. An organization can qualify for the exception to the related party rule by meeting the following criteria:

         -    the entities are bona fide separate organizations;

         - a substantial part of the supplying organization's business activity is conducted with non-related organizations and there is an open, competitive market for the services or products;

         - the services or products are commonly obtained by a provider from other organizations and are not a basic element of patient care ordinarily furnished directly to patients by the providers; and

         - the charge to the provider is in line with the charge for these services and products in the open market and no more than the charge made under comparable circumstances to others.

The Medicare program has taken the position that one of our subsidiaries providing rehabilitation management services is a related party and that certain fees paid to this entity should be adjusted based upon the related party rule. We are in the process of appealing the Medicare program's decision to adjust these fees. We believe that, to the extent the Medicare program considers this subsidiary or any other subsidiary of ours to be a related party for purposes of this rule, the operations of each subsidiary would qualify for the exception to the related party rule. However, we cannot assure you that the interpretation and application of the related party rule and its exception by governmental authorities will result in Manor Care qualifying for the exception. The application of the Medicare related party rule could adversely affect allowable payments to our skilled nursing facilities for pre-July 1, 1998, cost reports.


HEALTH CARE REFORM LEGISLATION MAY AFFECT OUR BUSINESS.

         In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care initiatives, such as reductions in funding of the Medicare and Medicaid programs; potential changes in reimbursement regulations by the Health Care Financing Administration; enhanced pressure to contain health care costs by Medicare, Medicaid and other payors; and greater state flexibility and additional operational requirements in the administration of Medicaid, could adversely affect us. We cannot predict the ultimate content, timing or effect of any health care reform legislation, nor can we estimate the impact of potential legislation on us. This impact may be material to our financial condition or our results of operations.

WE FACE NATIONAL, REGIONAL AND LOCAL COMPETITION.

         Our nursing facilities compete primarily on a local and regional basis with many long-term care providers, some of whom may own as few as a single nursing center. Our ability to compete successfully varies from location to location and depends on a number of factors, which include:

         -    the number of competing centers in the local market;

         -    the types of services available;

         -    quality of care;

         -    reputation, age and appearance of each center; and

         -    the cost of care in each locality.

In general, we seek to compete in each market by establishing a reputation within the local community for quality and caring health services, attractive and comfortable facilities, and providing specialized health care.

         We also compete with a variety of other companies in providing assisted living services, rehabilitation therapy services and home health care services. Given the relatively low barriers to entry and continuing health care cost containment pressures in the assisted living industry, we expect that the assisted living industry will become increasingly competitive in the future. Increased competition in the future could limit our ability to attract and retain residents, to maintain or increase resident service fees, or to expand our business.

LABOR COSTS MAY INCREASE WITH A POTENTIAL SHORTAGE OF QUALIFIED PERSONNEL.

          A shortage of nurses or other trained personnel and general inflationary pressures have required us to enhance our wage and benefits packages in order to compete for qualified personnel. Although we do not currently have a staffing shortage in all markets where we operate, in certain markets with shortages of health care workers we have used high priced temporary help to supplement staffing levels. If a shortage of nurses or other health care workers occurred in all geographic areas in which we operate, it could adversely affect our ability to attract and retain qualified personnel and could further increase our operating costs.

OUR OPERATIONS ARE SUBJECT TO OCCUPATIONAL HEALTH AND SAFETY REGULATIONS.

          We are subject to a wide variety of federal, state and local occupational health and safety laws and regulations. Among the types of regulatory requirements faced by health care providers such as us are:

         -    air and water quality control requirements;

         - occupational health and safety requirements, such as standards regarding blood-borne pathogens;

         -    waste management requirements;

         -    specific regulatory requirements applicable to asbestos;

         -    polychlorinated biphenyls and radioactive substances; and

         - requirements for providing notice to employees and members of the public about hazardous materials and wastes.

THE COST OF GENERAL AND PROFESSIONAL LIABILITY CLAIMS MAY INCREASE.

          General and professional liability claims for the long-term care industry, especially in the state of Florida, have become increasingly expensive and unpredictable due to substantial increases in both the number and size of patient care claims. Industry sources report that the average cost of a claim in Florida in 1999 was two and one-half times higher than in the rest of the country and three times higher in 2000. Industry providers in the state of Florida experienced three times the number of claims in 1999 and four times the number of claims in 2000 compared to the national average. We and other affected providers are actively pursuing legislative and regulatory changes that include tort reform. However, we cannot assure you that legislative changes will be made, or that any such change will have a positive impact on the current trend. If patient care claims continue to increase in number and size, our future financial condition and operating results may be adversely affected.

WE MAY NOT BE ALLOWED TO DEDUCT INTEREST ON CERTAIN POLICY LOANS RELATED TO CORPORATE-OWNED LIFE INSURANCE.

         Legislation phased out interest deductions on certain policy loans related to corporate-owned life insurance, also known as COLI, as of January 1, 1999. We have recorded a cumulative reduction to income tax expense of approximately $34.0 million resulting from these interest deductions for tax periods prior to 1999. While the Internal Revenue Service has not asserted any claim challenging our COLI interest expense deductions, the IRS has challenged other taxpayers' COLI interest deductions and has prevailed in certain lower court decisions. Although we intend to defend vigorously our right to deduct the entire amount of these interest payments, were the IRS to challenge these deductions, we cannot assure you that we would ultimately be able to deduct these amounts. If we owed additional taxes, we could have to pay additional interest and possibly penalties.

WE ARE SUBJECT TO MATERIAL LITIGATION.

         We are, and may in the future be, subject to litigation that, if determined adversely to us, could have a material adverse effect on our business or financial condition. In addition, some of the companies and businesses we have acquired have been subject to similar litigation. We cannot assure you that pending or future litigation, whether or not described in this prospectus, will not have a material adverse effect on our financial condition or our results of operations.

A COURT COULD VOID THE SUBSIDIARIES' GUARANTEES AND REQUIRE YOU TO RETURN PAYMENTS RECEIVED FROM US OR OUR SUBSIDIARY GUARANTORS.

         Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor:

         - issued the guarantee to delay, hinder or defraud present or future creditors; or

         - received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee, and at the time it issued the guarantee.

These provisions apply if the guarantor, at the time it issued the guarantee:

         - was insolvent or rendered insolvent by reason of incurring the debt evidenced by the guarantee; or

         - was engaged or about to engage in a business or transaction for which the guarantor's remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

         - intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature.

         In addition, you could be required to return any payment by that guarantor pursuant to its guarantee, or you could be required to pay amounts you received from the guarantor to a fund for the benefit of the creditors of the guarantor.

         The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if, at the time it incurred the debt:

         - the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

         - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

         -    it could not pay its debts as they become due.

         Other creditors of a subsidiary guarantor, or a receiver or debtor-in-possession, might also claim that, since the guarantee was incurred for our benefit and only indirectly for the benefit of the subsidiary guarantor, the applicable guarantor incurred the obligations for less than fair consideration.

         We cannot be sure of the standards that a court would use to determine whether or not the subsidiary guarantors were solvent at the relevant time. Regardless of the standard that the court uses, we cannot assure you that any guarantee would not be voided or subordinated to the applicable subsidiary guarantor's other debt.

WE MAY REPURCHASE OUR STOCK AND REDUCE CASH RESERVES AND SHAREHOLDERS' EQUITY THAT IS AVAILABLE TO REPAY THE NOTES.

         We have in the past repurchased, and expect to continue to repurchase, our stock in the open market or in privately negotiated transactions. We may purchase this stock with cash or other assets of Manor Care. These purchases may be significant. Any purchase would reduce cash and shareholders' equity that is available to pay these notes.

WE MAY PURCHASE ASSETS, WHICH MAY INCREASE SENIOR DEBT, OR SELL ASSETS, WHICH MAY REDUCE CASH FLOW.

         We frequently purchase and sell assets. Purchases may reduce cash or increase senior debt. We also sell assets which may reduce our cash flow as earnings from sold operations are no longer available.

         The remainder of this prospectus uses some capitalized terms. We have defined these terms in a glossary beginning on page 56.



                                 USE OF PROCEEDS

         We intend the exchange offer to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the old notes. We will not receive any cash proceeds from the issuance of the new notes pursuant to the exchange offer. Old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

         The net proceeds from the issuance and sale of the old notes was approximately $196.5 million. We used all of the net proceeds from the sale of the old notes to repay all borrowings outstanding under an existing $200.0 million 364 day revolving credit facility, also known as the 364 Day Agreement, with a balance of $130.0 million at January 31, 2001, and a portion of the borrowings outstanding under the existing $500.0 million five year revolving credit facility, also known as the Five Year Agreement, which would represent approximately $66.5 million of the $460.0 million outstanding at January 31, 2001 Repayments of borrowings under the revolving credit facilities did not reduce the amount of commitments under such facilities, and to the extent future borrowings do not violate certain financial ratio tests under the credit facilities they may be used for future borrowings.

         Our 364 Day Agreement matures September 21, 2001. Loans under the amended 364 Day Agreement bear interest at variable rates that reflect, at our election, either the agent bank's base lending rate or an increment over Eurodollar indices of .500% to 1.275%, depending on the quarterly performance of a key ratio. In addition, the 364 Day Agreement provides for a fee on the total amount of the facility, ranging from .125% to .225%, depending on the performance of the same ratio.

         Loans under our Five Year Agreement, which matures September 24, 2003, bear interest at variable rates that reflect, at our election, the agent bank's base lending rate, rates offered by any of the participating banks under bid procedures or an increment over Eurodollar indices of .150% to .500%, depending on the quarterly performance of a key ratio. The Five Year Agreement also provides for a fee on the total amount of the facility, ranging from .125% to
 .250%, depending on the performance of the same key ratio.

         Whenever the aggregate utilization of both credit facilities exceeds $350.0 million, our lenders charge an additional fee of .050% on loans due under the Five Year Agreement and charge an additional fee ranging from .100% to .125% on loans under the 364 Day Agreement, based on the performance of a key ratio. The average interest rate on loans under the Five Year and 364 Day Agreements was 7.480% at December 31, 2000, excluding the fee on the total facility.

                                 CAPITALIZATION

         The following table sets forth our audited consolidated capitalization as of December 31, 2000 on an actual basis and an as adjusted basis to give effect to the offering of the old notes and the application of the proceeds from that offering. See "Use of Proceeds."

         This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes contained elsewhere in or incorporated by reference into this prospectus.

                                                                            AS OF DECEMBER 31, 2000
                                                                            ACTUAL         ADJUSTED
                                                                            ------         --------
                                                                             (DOLLARS IN THOUSANDS)
Total debt (including current portion of long-term debt):
      Five year $500.0 million credit agreement(1) ...............     $   452,000      $   410,500
      364 day $200.0 million credit agreement(1) .................         155,000
      7-1/2% senior notes due 2006(2) ............................         149,675          149,675
      8% senior notes due 2008 ...................................                          200,000
      Mortgages and other notes ..................................          42,456           42,456
      Capital lease obligations ..................................           5,402            5,402
                                                                       -----------      -----------
            Total debt ...........................................     $   804,533      $   808,033
                                                                       ===========      ===========
Shareholders' equity
      Preferred stock, $.01 par value, 5 million shares authorized
      Common stock, $.01 par value, 300 million shares authorized,
            111 million shares issued ............................     $     1,110      $     1,110
      Capital in excess of par value .............................         335,609          335,609
      Retained earnings(3) .......................................         837,123          836,503
      Treasury stock, at cost, 8.4 million shares ................        (161,113)        (161,113)
                                                                       -----------      -----------
            Total shareholders' equity ...........................     $ 1,012,729      $ 1,012,109
                                                                       -----------      -----------
Total capitalization .............................................     $ 1,817,262      $ 1,820,142
                                                                       ===========      ===========

----------

(1) Actual amounts outstanding under the five year and 364 day agreements on January 31, 2001 were $460.0 million and $130.0 million, respectively.

(2)      Net of unamortized discount of $325,000.

(3) Retained earnings has been adjusted to include the after-tax effect of pro forma interest expense and annual amortization of financing costs.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

         We provide you with our selected consolidated historical information and other operating data for the fiscal years ended December 31, 2000, 1999, 1998, 1997 and 1996 in the following table. Ernst & Young LLP, acting as independent auditors, audited this historical information and data. We prepared this consolidated selected financial information using our consolidated financial statements for the five years ended December 31, 2000. When you read this selected historical consolidated financial and other data, it is important that you read along with it the historical financial statements and related notes in our consolidated financial statements, as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations"
section incorporated by reference into this prospectus.

FIVE-YEAR FINANCIAL HISTORY                                   2000           1999           1998           1997            1996
                                                           -----------    -----------    -----------    -----------    -----------
                                                                        (In thousands, except per share and other data)
Results of Operations
Revenues ...............................................   $ 2,380,578    $ 2,135,345    $ 2,209,087    $ 2,228,534    $ 2,022,710
Expenses:
   Operating ...........................................     2,016,258      1,697,459      1,715,575      1,760,923      1,598,826
   General and administrative ..........................       104,027         89,743         96,017         99,881        100,971
   Depreciation and amortization .......................       121,208        114,601        119,223        112,723         99,165
   Provision for restructuring charge, merger expenses,
      asset impairment and other related charges .......                       14,787        278,261                        26,300
                                                           -----------    -----------    -----------    -----------    -----------
                                                             2,241,493      1,916,590      2,209,076      1,973,527      1,825,262
                                                           -----------    -----------    -----------    -----------    -----------
Income from continuing operations before other income
   (expenses), income taxes, and minority interest .....       139,085        218,755             11        255,007        197,448
Other income (expenses):
   Interest expense ....................................       (60,733)       (54,082)       (46,587)       (56,805)       (47,799)
   Impairment of investments ...........................       (20,000)      (274,120)
   Equity in earnings of affiliated companies ..........           812          1,729          5,376          2,806          1,500
   Other income ........................................         2,505          5,322         16,635         23,289         11,353
   Interest income from advances to discontinued
      lodging segment ..................................                                                     16,058         20,314
                                                           -----------    -----------    -----------    -----------    -----------
    Total other expenses, net ..........................       (77,416)      (321,151)       (24,576)       (14,652)       (14,632)
                                                           -----------    -----------    -----------    -----------    -----------
Income (loss) from continuing operations before
     income taxes and minority interest ................        61,669       (102,396)       (24,565)       240,355        182,816
Income taxes (benefit) .................................        21,489        (47,238)        21,597         85,064         64,177
Minority interest income ...............................         1,125
                                                           -----------    -----------    -----------    -----------    -----------
Income (loss) from continuing operations ...............   $    39,055    $   (55,158)   $   (46,162)   $   155,291    $   118,639
                                                           ===========    ===========    ===========    ===========    ===========
Earnings per share -
Income (loss) from continuing operations:
   Basic ...............................................   $      0.38    $     (0.51)   $      (.42)   $      1.44    $      1.10
   Diluted .............................................   $      0.38    $     (0.51)   $      (.42)   $      1.40    $      1.06
Manor Care of America, Inc. dividends per share ........                                 $      0.04    $      0.09    $      0.09

Financial Position
Total assets ...........................................   $ 2,358,468    $ 2,289,777    $ 2,722,727    $ 2,568,368    $ 2,382,038
Long-term debt .........................................       644,054        687,502        693,180        751,281        731,346
Shareholders' equity ...................................     1,012,729        980,037      1,199,168      1,163,029        994,690

Other Data (Unaudited)
Number of skilled nursing and assisted living facilities           354            346            360            335            323


         The financial results represent the combined results of Health Care and Retirement Corporation, or HCR, and Manor Care of America, Inc., or MCA, for all periods presented. For 1998 and forward, the financial information was based on a year ended December 31. For 1997 and 1996, HCR's financial information for the years ended December 31, 1997 and 1996 was combined with MCA's financial information for the 12 months ended November 30, 1997 and 1996, respectively, due to different fiscal year ends.

         We changed our method of accounting for our investment in In Home Health, Inc., or IHHI, over the past five years due to changes in ownership or control. See Note 1 to our consolidated financial statements incorporated by reference into this prospectus for further discussion. We consolidated IHHI's financial results in 2000, 1997 and 1996 and recorded them under the equity method in 1999 and 1998. IHHI's results are not included on the individual line items when recording under the equity method. For a consistent trend of revenues and operating expenses, you must add the amounts above with IHHI's revenues of $84.3 million for 1999 and $87.7 million for 1998 and IHHI's operating expenses of $72.2 million for 1999 and $83.7 million for 1998.

         On November 1, 1996, MCA completed the spin-off of its lodging segment, and the financial results above reflect this segment as a discontinued operation in 1996. MCA recorded interest income related to cash advances provided to the discontinued lodging segment for the acquisition and renovation of lodging assets.

RATIO OF EARNINGS TO FIXED CHARGES

         We present in the following table our historical and pro forma ratios of earnings to fixed charges for the years 2000, 1999, 1998, 1997 and 1996, each ended December 31:

                  ADJUSTED
                    2000       2000     1999     1998     1997     1996
                    ----       ----     ----     ----     ----     ----
Ratio........       1.7x       1.7x                       3.4x     3.1x

         No fixed charge coverage ratio result for 1998 and 1999 because earnings are insufficient to cover fixed charges by $38.6 million and $108.8 million, respectively.

         Earnings in the ratio of earnings to fixed charges represent our income from continuing operations before taxes and minority interest that have been adjusted to exclude (i) the effect of any fixed charges that reduced those earnings and (ii) the undistributed income or losses of affiliates accounted for by the equity method, except for losses of an equity method affiliate whose debt we guarantee.

         Fixed charges include interest expense, whether or not classified as such in the earnings statement, as well as the portion of rental expense that is estimated to represent the interest portion -- approximately 40%. Interest expense includes capitalized interest, interest on guaranteed debt of an equity method affiliate that is incurring losses, and interest on our loans against the cash surrender value of corporate-owned life insurance.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During 2000, National City Corporation and some of its subsidiaries provided commercial banking, private banking and trust services to us and to some of our officers. Mr. Ormond is a director, and Mr. Siefers is an executive officer, of National City Corporation and both served in these capacities during 2000. The trustee with respect to the indenture is wholly-owned by National City Corporation. In addition, we and Mr. Bainum, Jr. have entered into a non-competition agreement which prohibited Mr. Bainum, Jr. from engaging in certain competitive activity as described in the agreement until June 9, 2001.



                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

         We sold the old notes to the initial purchasers in a private offering on March 8, 2001. These initial purchasers resold the old notes to qualified institutional buyers under Rule 144A and outside the United States pursuant to Regulation S under the Securities Act. As of the date of this prospectus, $200.0 million aggregate principal amount of old notes are outstanding. In connection with the private offering of the old notes, we and our subsidiary guarantors entered into an exchange and registration rights agreement in which we and our subsidiary guarantors agreed to file a registration statement with the Securities and Exchange Commission relating to an offer to exchange the old notes and the guarantees under the Securities Act for new notes and guarantees.

         We have filed the exchange and registration rights agreement as an exhibit to the registration statement.

EFFECT OF THE EXCHANGE OFFER


         We believe that you may offer for resale, resell or otherwise transfer any new notes issued to you in the exchange offer without further registration under the Securities Act or delivery of a prospectus if you:

         - are acquiring the new notes in the ordinary course of your business;

         - are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes;

         - are not an affiliate of ours as defined in Rule 405 under the Securities Act; and

         -    are not a broker-dealer who acquired old notes from us.

If you do not satisfy these criteria:

         - you will not be able to rely on the interpretations of the staff of the SEC in connection with any offer for resale, resale or other transfer of new notes; and

         - you must comply with the registration and prospectus delivery requirements of the Securities Act, or have an exemption available to you, in connection with any offer for resale, resale or other transfer of the new notes.

         Each broker-dealer that receives new notes for its own account in exchange for old notes it acquired as a result of market-making or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of its new notes. This will not be an admission by the broker-dealer that it is an underwriter within the meaning of the Securities Act. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

         - We will accept all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

         - You should read "--Expiration Date; Extensions; Amendments" below for an explanation of how the expiration date may be amended.

         - We will issue and deliver $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may exchange some or all of their old notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1000.

         - By tendering old notes in exchange for new notes and by signing the transmittal letter -- or delivering an agent's message in lieu of the transmittal letter, you will be representing that, among other things:

                  (1) any new notes to be received by you will be acquired in the ordinary course of your business;

                  (2) you are not engaged in, and do not intend to engage in, and you have no arrangement or understanding with any person to participate in, a distribution of the new notes;

                  (3) you acknowledge and agree that any person who is a broker-dealer or is participating in the exchange offer for the purpose of distributing the new notes must comply with the registration and prospectus delivery requirements of the Securities Act;

                  (4) you are not an affiliate of ours within the meaning of Rule 405 under the Securities Act.

         - The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions that apply to the old notes do not apply to the new notes. The new notes will evidence the same debt as the old notes and will be entitled to the benefits of the indenture governing the old notes.

         - We are sending this prospectus and the transmittal letter to all registered holders of old notes as of the close of business on May 23, 2001.

         - We are not conditioning the exchange offer upon the tender of any minimum amount of old notes.

         - The exchange offer is subject to the condition that the exchange offer not violate applicable law, rules or regulations or applicable interpretations of the staff of the SEC. See "--Conditions of the Exchange Offer."

         - We may accept tendered old notes by giving oral or written notice to the exchange agent. We must promptly confirm oral notice in writing. The exchange agent will act as your agent for the purpose of receiving the new notes from us and delivering them to you.

         - You will not be required to pay brokerage commissions or fees or, subject to the instructions in the transmittal letter, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses in connection with the exchange offer, other than taxes specified under "--Transfer Taxes."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

         The exchange offer will expire at 5:00 p.m., New York City time, on, June 21, 2001, unless we, in our sole discretion, extend it. We may extend the exchange offer at any time and from time to time by giving oral or written notice to the exchange agent and by publicly announcing the extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We must promptly confirm oral notice in writing. We may also accept all properly tendered old notes as of the expiration date and extend the expiration date in respect of the remaining outstanding old notes. We may, in our sole discretion:

         -    amend the terms of the exchange offer in any manner;

         - delay acceptance of, or refuse to accept, any old notes not previously accepted;

         -    extend the exchange offer; or

         -    terminate the exchange offer.

         We will give prompt notice of any amendment to the registered holders of the old notes. If we materially amend the exchange offer, we will promptly disclose the amendment in a manner reasonably calculated to inform you of the amendment and we will extend the exchange offer to the extent required by law.

PROCEDURES FOR TENDERING


         Only a holder of old notes may tender them in the exchange offer. For purposes of the exchange offer, the term "holder" or "registered holder" includes any participant in The Depository Trust Company whose name appears on a security position listing as a holder of old notes.

         To tender in the exchange offer, you must cause the following to be transmitted to and received by the exchange agent no later than 5:00 p.m., New York City time, on the expiration date:

         - a confirmation of the book-entry transfer of the tendered old notes into the exchange agent's account at The Depository Trust Company;

         - a properly completed and duly executed transmittal letter in the form accompanying this prospectus, with any required signature guarantees, or, at the option of the tendering holder in the case of a book-entry tender, an agent's message in lieu of the transmittal letter; and

         -    any other documents required by the transmittal letter.

         If you wish to tender your old notes and you cannot cause the old notes or any other required documents to be transmitted to and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date, you may tender your old notes according to the guaranteed delivery procedures described in this section under the heading "--Guaranteed Delivery Procedures."

         If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to participate in the exchange offer, you should promptly contact the person through which you beneficially own your old notes and instruct that person to tender your old notes on your behalf. See "Instructions Forming Part of the Terms and Conditions of the Exchange Offer" included with the transmittal letter. If you wish to tender on your own behalf, you must, before completing and executing the transmittal letter and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

         The tender by a holder of old notes will constitute an agreement between the holder, us and the exchange agent in accordance with the terms and subject to the conditions specified in this prospectus and in the transmittal letter. If a holder tenders less than all the old notes held, the holder should fill in the amount of old notes being tendered in the appropriate box on the transmittal letter. The exchange agent will deem the entire amount of old notes delivered to it to have been tendered unless the holder has indicated otherwise.

         The method of delivery of the transmittal letter and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND YOUR TRANSMITTAL LETTER OR OTHER REQUIRED DOCUMENTS TO US.

SIGNATURE REQUIREMENTS AND SIGNATURE GUARANTEE

         You must arrange for an "eligible institution" to guarantee your signature on the transmittal letter or a notice of withdrawal, unless the old notes are tendered:

         -    by the registered holder of the old notes; or

         - for the account of an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act.

The following are "eligible institutions:"

         - a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.; or

         - a commercial bank or trust company having an office or correspondent in the United States; or

         -    an eligible guarantor institution.

         If a transmittal letter is signed by a person other than the registered holder of any old notes listed in the transmittal letter, the old notes must be endorsed or accompanied by a properly completed bond power and signed by the registered holder as the registered holder's name appears on the old notes.

         If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, sign or endorse any required documents, they should so indicate when signing, and unless waived by us, submit evidence satisfactory to us of their authority to so act with the transmittal letter.

BOOK-ENTRY TRANSFER

         The exchange agent will make a request promptly after the date of this prospectus to establish an account for the old notes. Once the exchange agent establishes the account, any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of old notes by causing The Depository Trust Company to transfer them into the exchange agent's account for the old notes. However, the exchange agent will only exchange the old notes so tendered after it confirms their book-entry transfer into the exchange agent's account, and receives an agent's message and any other documents required by the transmittal letter in a timely manner.

         The term "agent's message" means a message, transmitted by The Depository Trust Company to, and received by, the exchange agent and forming part of the confirmation of a book-entry transfer, which states that:

         - The Depository Trust Company has received an express acknowledgment from a participant tendering old notes stating the aggregate principal amount of old notes that have been tendered by such participant;

         - the participant has received the transmittal letter and agrees to be bound by its terms; and

         -    we may enforce this agreement against the participant.

         Although you may deliver old notes through The Depository Trust Company into the exchange agent's account at The Depository Trust Company, you must provide the exchange agent a completed and executed transmittal letter with any required signature guarantee -- or an agent's message in lieu thereof -- and all other required documents before the expiration date. If you comply with the guaranteed delivery procedures described below, you must provide the transmittal letter -- or an agent's message in lieu thereof -- to the exchange agent within the time period provided. DELIVERY OF DOCUMENTS TO THE DEPOSITORY TRUST COMPANY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

GUARANTEED DELIVERY PROCEDURES

         If you wish to tender your old notes and (1) you cannot deliver the transmittal letter or any other required documents to the exchange agent before the expiration date or (2) you cannot complete the procedure for book-entry transfer on a timely basis, you may instead effect a tender if:

         -    you make the tender through an eligible guarantor institution;

         - before the expiration date, the exchange agent receives from the eligible guarantor institution,

                  (a) a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, mail or hand delivery, specifying the name and address of the holder and the principal amount of the old notes tendered, stating that the tender is being made, and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the old notes being tendered,

                  (b) a properly completed and duly executed transmittal letter or a confirmation of a book-entry transfer into the exchange agent's account at The Depository Trust Company and

                  (c) an agent's message and any other documents required by the transmittal letter,

              will be deposited by the eligible guarantor institution with the exchange agent; and

         - the exchange agent receives the old notes and transmittal letter or confirmation of a book-entry transfer into its account at The Depository Trust Company and an agent's message and all other documents required by the transmittal letter within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL OF TENDERS

         Except as otherwise provided in this prospectus, you may withdraw tendered old notes at any time before 5:00 p.m., New York City time, on the expiration date. To do so, you must provide the exchange agent with a written or facsimile transmission notice of withdrawal before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

         - identify the old notes to be withdrawn, including the principal amount of the old notes and the name and number of the account at The Depository Trust Company to be credited; and

         - be signed by you in the same manner as the original signature on your transmittal letter, including any required signature guarantee, or be accompanied by transfer documents sufficient to permit the registrar to register the transfer of the withdrawn old notes into your name.


         Our determination shall be final and binding on all parties. We will not deem any old notes so withdrawn to be validly tendered for purposes of the exchange offer and will not issue new notes with respect to them unless the holder of these old notes validly retenders them. You may retender withdrawn old notes by following one of the procedures described above under "--Procedures for Tendering" at any time before the expiration date.

DETERMINATION OF VALIDITY

            We will determine all questions as to the validity, form, eligibility -- including time of receipt -- acceptance and withdrawal of the tendered old notes, and will interpret the terms and conditions of the exchange offer -- including any instructions in the transmittal letter -- in our sole discretion. Our determination will be final and binding. We may reject any and all old notes that are not properly tendered or any old notes that, in the opinion of our counsel, we cannot lawfully accept. We also may waive any irregularities or conditions of tender as to particular old notes. Unless we waive them, you must cure any defects or irregularities in your tender of old notes within such time as we shall determine.

         Although we intend to notify tendering holders of defects or irregularities with respect to tenders of old notes, neither we nor anyone else has any duty to do so. Neither we nor anyone else will incur any liability for failing to notify you of these defects or irregularities. Your old notes will not be deemed tendered until you have cured or we have waived any irregularities. As soon as practicable following the expiration date, the exchange agent will return any old notes that we reject due to improper tender or otherwise unless you cured all defects or irregularities or we waive them.

         We reserve the right in our sole discretion:

         - to purchase or make offers for any old notes that remain outstanding after the expiration date;

         - to terminate the exchange offer, as set forth in "--Conditions of the Exchange Offer;" and

         - to the extent permitted by applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.


         The terms of any of these purchases or offers may differ from the terms of the exchange offer.

CONDITIONS OF THE EXCHANGE OFFER

         Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to issue new notes for, any old notes, and we may terminate or amend the exchange offer as provided in this prospectus before we accept old notes, if the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

         If we reasonably determine that we cannot lawfully complete the exchange offer we may:

         - refuse to accept any old notes and return all tendered old notes to the tendering holders; or

         - extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes. See "--Withdrawal of Tenders."

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

         Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes that have been validly tendered and not withdrawn, and will issue the applicable new notes in exchange for such old notes promptly after our acceptance of such old notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes for exchange when, as, and if we have given written notice of such acceptance to the exchange agent.

         For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note. The new notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from March 8, 2001. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from March 8, 2001. Old notes accepted for exchange will cease to accrue interest from and after the date we accept them for exchange. You will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date if the record date occurs on or after date on which we accept the old notes for exchange and you will be deemed to have waived your rights to receive the accrued interest on the old notes.

         If we do not accept any tendered old notes for any reason or if you submit old notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged old notes at our expense or, if the old notes were tendered by book-entry transfer, the exchange agent will credit the non-exchanged old notes to an account maintained with the book-entry transfer facility. In either case, these old notes will be returned promptly after the expiration or termination of the exchange offer.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

         Pursuant to the terms of the exchange and registration rights agreement, we agreed to use our best efforts to complete the exchange offer and issue the new notes in exchange for the old notes. The following description is a summary of the material provisions of the exchange and registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the exchange and registration rights agreement.

         If

         - we are not permitted to effect the exchange offer as contemplated by this prospectus because of any change in law or applicable interpretations of the law by the staff of the Securities and Exchange Commission; or

         - for any other reason we do not consummate the exchange offer within 150 days after we issued the old notes; or

         - we do not exchange any old notes validly tendered pursuant to the exchange offer for new notes within 10 days after we accepted them in the exchange offer; or

         - any initial purchaser so requests with respect to old notes held by the initial purchasers that are not eligible to be exchanged for new notes in the exchange offer; or

         - any applicable law or interpretation does not permit any holder of old notes to participate in the exchange offer; or

         - any holder of old notes that participates in the exchange offer does not receive freely transferable new notes in exchange for tendered old notes,

then we will use our reasonable best efforts to file with the Securities and Exchange Commission as promptly as practicable, but in no event more than 20 business days after so required or requested, a shelf registration statement to cover resales of Transfer Restricted Securities by those holders who provide the information required for the shelf registration statement.

         We will use our commercially reasonable efforts to have the exchange offer registration statement or, if applicable, the shelf registration statement declared effective by the Securities and Exchange Commission as promptly as practicable after it is filed. Unless the exchange offer would not be permitted by policy of the Securities and Exchange Commission, we will commence the exchange offer and will use our reasonable best efforts to consummate the exchange offer as promptly as practicable, but in any event before 150 days after the date we issued the old notes. If applicable, we will use our reasonable best efforts to keep the shelf registration statement effective for a period ending on the earlier of two years after the date we issued the old notes or the date all Transfer Restricted Securities become eligible for resale without volume restrictions under Rule 144 under the Securities Act.

         The occurrence of any of the following events is a registration default:

         - the shelf registration statement is not filed with the SEC on or before the 20th business day after it is requested or required to be filed; or

         - the exchange offer registration statement is not declared effective within 120 days after the date we issued the old notes or the shelf registration statement is not declared effective within 90 days after the shelf filing date; or

         - the exchange offer is not consummated on or before 150 days after the date we issued the old notes; or

         - the shelf registration statement is declared effective within 90 days after the shelf filing date but thereafter ceases to be effective, at any time that we and our subsidiary guarantors are obligated to maintain its effectiveness, without being succeeded within 30 days by an additional registration statement filed and declared effective.

If a registration default occurs, we and our subsidiary guarantors will be obligated to pay additional interest to each holder of Transfer Restricted Securities, during the period of one or more registration defaults, in an amount equal to $0.05 per week per $1,000 principal amount of the old notes constituting Transfer Restricted Securities held by the holder until the applicable registration statement is filed, the exchange offer registration statement is declared effective and the exchange offer is consummated, or the shelf registration statement is declared effective or again becomes effective, as the case may be. This rate will be increased by an additional $0.05 per week per $1,000 principal amount of the old notes for each 90 day period that any additional interest described in this paragraph continues to accrue. However, the rate for additional interest will not exceed $0.15 per week per $1,000 principal amount of old notes. All accrued additional interest will be paid to holders in the same manner as interest payments on the old notes on semi-annual payment dates that correspond to interest payment dates for the old notes. Additional interest only accrues during a registration default.

         The exchange and registration rights agreement also provides that we will:

         - make available, for a period of 180 days after the consummation of the exchange offer, a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any new notes; and

         - pay all expenses incident to the exchange offer, including the expense of one counsel to the holders of the old notes, and will indemnify certain holders of the old notes, including any broker-dealer, against some liabilities, including liabilities under the Securities Act.

A broker-dealer that delivers a prospectus to purchasers in connection with resales of the new notes will be subject to civil liability provisions under the Securities Act and will be bound by the provisions of the exchange and registration rights agreement, including indemnification rights and obligations.

         You will be required to deliver information to be used in connection with the shelf registration statement in order to have your old notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth in the preceding paragraphs. If you sell old notes pursuant to the shelf registration statement you generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers. You will also be subject to civil liability provisions under the Securities Act in connection with these sales and will be bound by the provisions of the exchange and registration rights agreement that apply to you, including indemnification obligations.

EXCHANGE AGENT

         We have appointed National City Bank as the exchange agent for the exchange offer. National City Bank also acts as trustee under the indenture. You should send all executed transmittal letters to the exchange agent and direct all communications with the exchange agent, including requests for assistance or for additional copies of this prospectus or of the transmittal letters as follows:

                       NATIONAL CITY BANK, EXCHANGE AGENT

         By Mail:                                        National City Bank
                                                         P.O. Box 92301
                                                         Cleveland, Ohio 44193-0900

         By Hand:                                        National City Bank
                                                         Corporate Trust Operations
                                                         3rd Floor - North Annex
                                                         4100 West 150th Street
                                                         Cleveland, Ohio 44135-1385

         New York Drop:                                  National City Bank
                                                         Mellon Securities Trust Company
                                                         120 Broadway
                                                         13th Floor
                                                         New York, NY 10271

         By Facsimile for Eligible Institutions:         (216) 575-9326

         Facsimile Confirmation:                         (216) 575-9613

         For Information:                                (800) 622-6757


         IF YOU DELIVER THE TRANSMITTAL LETTER TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMIT INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE, YOUR DELIVERY OR INSTRUCTIONS WILL NOT BE EFFECTIVE.

FEES AND EXPENSES

         We will bear all expenses of the exchange offer. We are making the principal solicitation pursuant to the exchange offer by mail. Our officers and employees and our affiliates may also make solicitations in person, by telegraph, telephone or facsimile transmission.

         We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket costs and expenses and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

TRANSFER TAXES

         We will pay any transfer taxes applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any of these transfer taxes -- whether imposed on you or any other person -- will be payable by you.

         For example, you will pay transfer taxes, if:

         - new notes for principal amounts not tendered, or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered; or

         - tendered old notes are registered in the name of any person other than the person signing the transmittal letter.

         If you do not submit satisfactory evidence of payment of taxes for which you are liable or exemption from them with your transmittal letter, we will bill you for the amount of these transfer taxes directly.

ACCOUNTING TREATMENT

         We will record the new notes at the same carrying value as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will capitalize the expenses of the exchange offer for accounting purposes. We will classify these expenses as prepaid expenses and include them in other assets on our balance sheet. We will amortize these expenses on a straight line basis over the life of the new notes.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

         If you do not exchange your old notes for new notes pursuant to the exchange offer, you will continue to be subject to the transfer restrictions of your old notes. The old notes were originally issued in a transaction exempt from registration under the Securities Act, and may be offered, sold, pledged, or otherwise transferred only:

         - in the United States to a person whom the seller reasonably believes is a qualified institutional buyer as defined in Rule 144A under the Securities Act; or

         - outside the United States in an offshore transaction in accordance with Rule 904 under the Securities Act; or

         - pursuant to an exemption from registration under the Securities Act provided by Rule 144, if available; or

         - pursuant to an effective registration statement under the Securities Act.


         The offer, sale, pledge or other transfer of old notes must also be made in accordance with any applicable securities laws of any state of the United States, and the seller must notify any purchaser of the old notes of the restrictions on transfer described above. We do not currently anticipate that we will register the old notes under the Securities Act.

APPRAISAL OR DISSENTERS' RIGHTS

         You will not have appraisal or dissenters' rights in connection with the exchange offer.


                                  THE NEW NOTES

         We will issue the new notes under an existing indenture dated as of March 8, 2001 between ourselves and National City Bank, as trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

         The following describes some general terms and provisions of the new notes, which are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions that apply to the old notes, do not apply to the new notes. The new notes will be a separate series of securities under the indenture.

         This description of new notes is intended to be a useful overview of the material provisions of the notes and the indenture. Since this description is only a summary, you should refer to the indenture for a complete description of our obligations and your rights.

         For purposes of this description, references to "Manor Care," "we," "our," and "us" refer only to Manor Care, Inc. and not to our subsidiaries. For the purposes of this section, the term "notes" will refer to the new notes.



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
GENERAL

THE NOTES

         The notes:

         -    are our general unsecured, senior obligations;

         -    are limited to an aggregate principal amount of $200.0 million;

         -    mature on March 1, 2008;

         - will be issued in denominations of $1,000 and integral multiples of $1,000;

         - will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See "Book-Entry, Delivery and Form"; and

         - rank equally in right of payment to any of our future unsecured senior debt.

INTEREST

         Interest on the notes will compound semi-annually and:

         -    accrue at the rate of 8% per year;

         - accrue from March 8, 2001, or the most recent interest payment date on which interest has been paid;

         - be payable in cash semi-annually in arrears on March 1 and September 1, with the first payment on September 1, 2001;

         - be payable to the holders of record on the February 15 and August 15 immediately preceding the related interest payment dates; and

         - be computed on the basis of a 360-day year comprised of twelve 30-day months.

PAYMENTS ON THE NOTES; PAYING AGENT AND REGISTRAR

         We will pay principal of, premium, if any, and interest on the notes at the office or agency designated by us in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the notes by check mailed to holders of the notes at their registered address as it appears in the registrar's books. We have initially designated National City Bank as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice you, and we may act as paying agent or registrar.

         We will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of the global notes.

TRANSFER AND EXCHANGE

         You may transfer or exchange the notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require you, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar to register, transfer or exchange the notes, but we may require you to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for


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
redemption. Also, we are not required to register any transfer or exchange of any note for a period of 15 days before the notes are selected for redemption.

GENERAL

         The registered holder of a note will be treated as the owner of it for all purposes.

         We do not intend to list the notes on a national securities exchange.

         The indenture does not limit the amount of debt that we or our subsidiaries may issue under the indenture or otherwise. MCA has issued, and is permitted to continue to issue, additional series of debt securities under the other indentures to which it is a party, including the indenture, dated as of June 4, 1996, between MCA and Wilmington Trust Company, as trustee.

         Other than restrictions described under "--Change of Control" and in "--Limitations on Liens," "--Limitations on Sale and Lease-Back Transactions" and "--Consolidation, Merger and Sale of Assets" under "--Covenants" below, the indenture does not contain any covenants or other provisions designed protect you if we enter a highly leveraged transaction or if our credit rating or the rating of the notes declines as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect you.

OPTIONAL REDEMPTION

         We may redeem the notes, at our option, in whole at any time or in part from time to time, on at least 30 days, but not more than 60 days' prior notice mailed to the registered address of each holder of notes to be so redeemed, at a redemption price equal to the greater of

         (1) 100% of their principal amount plus accrued but unpaid interest to the date of redemption, or

         (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to the date of maturity, except for currently accrued but unpaid interest, discounted to the date of redemption, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate, plus 50 basis points, plus

             (b)  accrued but unpaid interest to the date of redemption.

         We are not required to make mandatory redemption payments or sinking fund payments for the notes.

CHANGE OF CONTROL

         If a Change of Control occurs and is accompanied by a Rating Decline (together, a "Change of Control Triggering Event"), you will have the right to require us to offer to repurchase all or any part of your notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. We will only redeem notes in a amount of $1,000 or an integral multiple of $1,000.

         Within 30 days following any Change of Control Triggering Event, we will mail a notice (the "Change of Control Offer") to each registered holder with a copy to the trustee stating:

                  (1) that a Change of Control Triggering Event has occurred and that you have the right to require us to purchase your notes at a purchase price in cash equal to 101% of the principal amount of your notes plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of holders of record on a record date to receive interest on the relevant interest payment date (the "Change of Control Payment");



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
                  (2) the repurchase date, which will be no earlier than 30 days nor later than 60 days from the date we mail the notice (the "Change of Control Payment Date"); and

                  (3) the procedures determined by us, consistent with the indenture, that you must follow to have your notes repurchased.

         On the Change of Control Payment Date, we will, to the extent lawful:

                  (1) accept for payment all notes or portions of notes in integral multiples of $1,000 properly tendered under the Change of Control Offer;

                  (2) deposit with the paying agent an amount equal to the Change of Control Payment for all notes or portions of notes so tendered; and

                  (3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

         The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for the notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

         If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, will be paid to the person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

         The Change of Control provisions described above will apply whether or not any other provisions of the indenture apply. Except as described above for a Change of Control Triggering Event, the indenture does not contain provisions that permit you to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

         Before mailing a Change of Control Offer, and as a condition to that mailing:

         - the requisite holders of each issue of Debt issued under an indenture or other agreement that may be violated by the payment will have consented to the Change of Control Offer and waived any event of default, caused by the Change of Control Triggering Event or

         - we will repay all outstanding Debt issued under an indenture or other agreement that may be violated by a payment to the holders of notes under a Change of Control Offer or we must offer to repay all such Debt, and make payment to the holders of such Debt that accept such offer and obtain waivers of any event of default from the remaining holders of such Debt.

We covenant to effect this repayment or obtain these consents and waivers within 30 days after any Change of Control Triggering Event. It will be a default under the indenture if we fail to comply with this covenant within 30 days after we received written notice from the trustee or the holders of at least 25% in principal amount of the notes. A default under the indenture will result in a default under the Senior Credit Agreement.

         We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture and purchases all notes validly tendered and not withdrawn under the Change of Control Offer.

         We will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations that apply to the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the indenture by virtue of the conflict.

         Our ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. Some of the events that constitute a Change of Control Triggering Event would also constitute a default under the Senior Credit Agreement. In addition, certain events that may constitute a change of control and cause a default under the Senior Credit Agreement may not constitute a Change of Control Triggering Event under the indenture. Our future Debt and that of our subsidiaries may also prohibit certain events that would constitute a Change of Control or require such Debt to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such Debt, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases.

         Even if sufficient funds were otherwise available, the terms of the Senior Credit Agreement will and future Debt may prohibit us from prepaying notes before their scheduled maturity. Consequently, if we cannot prepay the Bank Debt and any other Debt containing similar restrictions or obtain requisite consents, as described above, we will be unable to fulfill our repurchase obligations you exercise your repurchase rights following a Change of Control Triggering Event. This will result in a default under the indenture, which may in turn result in a default under the Senior Credit Agreement.

         The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving us by increasing the capital required for these transactions. The definition of "Change of Control" includes a disposition of all or substantially all of our property and assets and those of our subsidiaries taken as a whole to any person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law.

         Accordingly, we may not know with certainty whether a particular transaction would involve a disposition of "all or substantially all" of our and our subsidiaries, property or assets. As a result, it may be unclear as to whether a Change of Control Triggering Event has occurred and whether you may require us to make an offer to repurchase the notes as described above.

RANKING

         - The notes will be our general unsecured obligations that rank senior in right of payment to all existing and future Debt that is expressly subordinated in right of payment to the notes.

         - The notes will rank equally in right of payment with all of our existing and future liabilities that are not so subordinated.

         - The notes will effectively rank junior to any of our secured indebtedness or our Subsidiary Guarantors, to the extent of the assets securing such indebtedness.

         In the event of bankruptcy, liquidation, reorganization or other winding up of Manor Care, our assets that secure secured Debt will be available to pay obligations on the notes only after all Debt under the secured Debt has been repaid in full from those assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding. The guarantees of the notes will have a similar ranking with respect to secured and unsecured senior Debt of the Subsidiary Guarantors as the notes do with respect to our secured and unsecured senior Debt as well as with respect to any unsecured obligations expressly subordinated in right of payment to the guarantees.

         As of December 31, 2000, on a pro forma basis after giving effect to the issuance of the old notes and the application of the estimated net proceeds from the old notes, we and our subsidiaries would have had approximately $808.0 million of total indebtedness. Of this pro forma amount, $410.5 million would have been incurred by us under the Five Year and 364 Day Agreements. Those borrowed amounts have been guaranteed by most of our subsidiaries. The notes will be guaranteed by all of our subsidiaries, except for certain subsidiaries that, as of December 31, 2000, in the aggregate represented less than 3% of our consolidated revenues, assets, income from continuing operations and EBITDA. MCA is also a party to the Five Year and 364 Day Agreements. Although MCA currently has no loans outstanding under the credit agreements, it has guaranteed our borrowings under the credit agreements and is therefore liable for any of our outstanding obligations under the credit agreements. On a pro forma basis after giving effect to the issuance of the old notes, as of January 31, 2001, we and MCA would have had additional borrowing capacity under the credit agreements of $278.1 million, after giving effect to $28.4 million of outstanding letters of credit.

         In addition, MCA issued the 2006 Notes, which senior notes have been guaranteed by us and each of our subsidiaries that have guaranteed borrowings under the credit agreements. In addition to the guarantees of debt under the credit agreements and the 2006 Notes, our subsidiaries had additional debt of $47.9 million as of December 31, 2000, consisting of industrial revenue bonds, mortgages and other liabilities. Each Subsidiary Guarantee of the notes will be effectively subordinated to all secured Debt of the relevant Subsidiary Guarantor to the extent of the value of the assets securing that Debt our Subsidiary Guarantors had $41.4 million of secured debt as of December 31, 2000. The ability of our subsidiaries to pay dividends and make other payments to us is also restricted by, among other things, applicable corporate and other laws and regulations, as well as agreements to which our subsidiaries may become a party. We may not be able to comply with the provision of the notes that provides that upon a Change of Control you may require us to repurchase all or a portion of the notes.

SUBSIDIARY GUARANTEES

         The Subsidiary Guarantors will, jointly and severally, unconditionally guarantee our obligations under the notes. Each Subsidiary Guarantee will rank equally in right of payment with all existing and future liabilities of Subsidiary Guarantors that are not subordinated. Each Subsidiary Guarantee will effectively rank junior to any secured debt of its respective Subsidiary Guarantor to the extent of the value of the assets securing that debt.

         The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

         If we sell or dispose of a Subsidiary Guarantor, whether by merger, consolidation, the sale of its capital stock or the sale of all or substantially all of its assets, other than by lease, and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction -- to a Person which is not us or a subsidiary of us, then

         - for Subsidiary Guarantors other than MCA, each such Subsidiary Guarantor will be released from obligations under its Subsidiary Guarantee if all the obligations of such Subsidiary Guarantor under the Senior Credit Agreement, the 2006 Notes and related documentation terminate upon consummation of such transaction and

         - with respect to MCA, MCA will be released from its obligations under its Subsidiary Guarantee if we and our remaining subsidiaries are not liable with respect to any Debt of MCA.

         If a Subsidiary Guarantor or MCA, as the case may be, is released from obligations under its Subsidiary Guarantee, the notes will be effectively subordinated to all liabilities of that subsidiary, whether or not those liabilities are secured or unsecured.



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
COVENANTS

LIMITATION ON LIENS

         Except as provided below, we will not, and will not permit our subsidiaries to, create, Incur or assume any Lien on any property or assets of ours or any of our subsidiaries in order to secure any Debt of ours or any of our subsidiaries, without effectively providing that the notes -- together with, if we shall so determine, any other Debt that is not subordinated to the notes -- will be secured equally and ratably with, or prior to, that Debt, so long as that Debt will be so secured. This covenant will not apply to:

         (1) any Lien if, after giving effect to those Liens, the aggregate amount of all our Debt and the Debt of our subsidiaries secured by Liens existing at the time, excluding any Debt secured by Liens permitted to be incurred by clauses (2) through (17) below, would not exceed our Applicable Percentage of the Consolidated Net Assets;

         (2) any Lien if we or our subsidiaries use an amount of cash equal to the net proceeds of the Debt secured by the Lien within 12 months of the creation, incurrence or assumption of the Lien to (a) acquire additional property -- or assets, or to make investments in Persons who, after giving effect to those investments, will become subsidiaries -- or (b) make an offer to purchase the notes at 100% of the principal amount of the notes plus accrued interest, if any, to the date of purchase;

         (3) Liens on our property or assets or any subsidiary existing on March 8, 2001 and Liens created, incurred or assumed after March 8, 2001 on our property or assets or any subsidiary that were subject to a Liens on our property or assets or any subsidiary existing on March 8, 2001;

         (4) Liens on property or assets of any Person existing at the time the Person becomes a subsidiary or merges into or consolidates with us or a subsidiary;

         (5) Liens on property or assets existing at the we or any subsidiary acquire the property or assets;

         (6) Liens to secure the financing of the acquisition, construction, alteration or improvement of property or assets of ours or any subsidiary, or of any Person who, after giving effect to such financing, will become a subsidiary, provided that

                  - we or our subsidiaries create the Liens not later than 18 months after we acquire the property or assets; or

                  - we or our subsidiaries create the Liens no later than we complete construction, alteration or improvement of the property or assets, or commence commercial operation of the property or assets, which ever is later.

         (7)      Liens in favor of us or any subsidiary;

         (8) Liens in favor of or required by federal, state or local governmental authorities, including any department or instrumentality of one of these authorities;

         (9) Liens on property or assets of, or on any shares of stock or other equity interest in, a Foreign Subsidiary to secure Debt of a Foreign Subsidiary or a Non-Recourse Subsidiary to secure Non-Recourse Debt;

         (10) Liens to secure Debt of joint ventures in which we or a subsidiary has an interest, to the extent those Liens are on property or assets of or equity interests in those joint ventures;

         (11) Liens on current assets to secure Debt incurred for working capital purposes, provided that the Debt matures no later than 18 months from the date we incur the Liens;

         (12)     Liens on receivables in connection with Receivables
                  Securitizations;

         (13) Liens of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith by appropriate proceedings and for which we will have set aside adequate reserves on our books;

         (14) Liens incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of bids, tenders, trade contracts other than for Debt, statutory obligations, leases and contracts other than for Debt, entered into in the ordinary course of business or to secure obligations on surety or appeal bonds or performance bonds;

         (15) easements, restrictions and other minor defects of title that are not, in the aggregate, material and that do not, individually or in the aggregate, have a materially adverse effect;

         (16) leases or subleases granted to others that do not interfere in any material respect with our business or any subsidiary's business and any interest or title of a lessor under any lease permitted under the indenture; and

         (17) any extension, renewal or replacement as a whole or in part, of any Lien referred to in the foregoing clauses (1) to (16), provided, however, that:

                  - the extension, renewal or replacement Lien will be limited to all or a part of the same property or assets that secured the Lien being extended, renewed or replaced and

                  - (a) the principal amount of the Debt secured by such extended, renewed or replaced Lien, does not exceed the principal amount of Debt that was secured by the Lien being extended, renewed or replaced, or (b) if the Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, the lesser amount secured by such extended, renewed or replaced Lien, does not exceed the lesser amount that was secured by the Lien being extended, renewed or replaced.

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

         We will not, and will not permit any subsidiary to, enter into any arrangement with any Person to lease any property or assets from any Person, if we or our subsidiaries have sold or transferred or will sell or transfer the applicable property to that Person, unless:

         (1) the arrangement involves a lease for a term, including renewal rights, of not more than 36 months,

         (2) the arrangement involves a lease of property within 18 months from the acquisition or, in the case of the construction, alteration or improvement of property, the later of the completion of the construction, alteration or improvement of such property or the commencement of commercial operation of the property, or

         (3) the arrangement involves leases between or among us and a subsidiary or subsidiaries, or

         (4) we or the subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to Incur Debt secured by a Lien on the property or asset to be leased in an amount at least equal to the Attributable Debt in respect of the transaction without equally and ratably securing the notes pursuant to the provisions described under "--Limitations on Liens" above, or

         (5) the proceeds of the sale of the property or assets to be leased are at least equal to their fair value -- the fair value of such proceeds, if other than in cash, to be determined by our chief financial or accounting officer -- and we or our subsidiaries apply an amount in cash equal to the net proceeds, within 12 months of the effective date of such transaction, to

                  (a) acquire additional property or assets, or to make investments in entities that after giving effect to the investment will become subsidiaries,

                  (b) to retire Debt that is equal in right of payment with the notes -- provided that in connection with any such retirement, any related loan commitment or the like shall be reduced in an amount equal to the principal amount so retired -- or

                  (c) offer to purchase the notes at 100% of the in principal amount, plus accrued interest, if any, to the date of purchase.

LIMITATION ON AFFILIATE TRANSACTIONS

         Neither we nor any of our subsidiaries will enter into an Affiliate Transaction having a value, or for consideration having a value, in excess of $20,000,000 individually or in the aggregate, unless our board of directors determines that the terms of the Affiliate Transaction are no less favorable to us or such subsidiary than those that might be obtained at the time of the Affiliate Transaction from Persons who are not Affiliates. The restrictions of this "Limitation on Affiliate Transactions" covenant do not apply to the payment of reasonable and customary fees to our directors or the directors of a subsidiary who are not employees, the payment of compensation to our officers or a subsidiary and any transaction between or among us and any of our subsidiaries.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         We will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, another Person, unless:

         - the resulting, surviving or transferee Person, if not us, is a Person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such entity, if not us, expressly assumes by supplemental indenture all our obligations under the notes and the indenture; and

         - immediately after giving effect to the transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee Person shall succeed to, and may exercise each of our rights and powers under the indenture.

         If, upon any consolidation or merger of us with or into any other corporation, or upon any sale, conveyance or lease of all or substantially all of our property and assets to any other corporation, any of our property or the property of any subsidiary would become subject to any Lien, we will first secure the notes equally and ratably with any other of our obligations or any subsidiary's obligations then entitled to be secured by a direct Lien on all such property prior to all Liens other than any Liens previously existing on the property.

FUTURE SUBSIDIARY GUARANTORS

         After March 8, 2001, we will cause each new subsidiary created or acquired by us or one or more of our subsidiaries to execute and deliver to the trustee a Subsidiary Guarantee to unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the notes on a senior basis. This provision will not apply to subsidiaries that do no guarantee the 2006 Notes. (a) A Subsidiary Guarantee from any subsidiary, other than MCA so long as all or any portion of the 2006 Notes shall remain outstanding will be released when the subsidiary is released from any liability under ( -- ) the indenture relating to the 2006 Notes or any related guarantee or similar obligation and (y) any Senior Credit Agreement and any guarantee or similar obligation in respect of that Senior Credit Agreement and (b) MCA shall be released from its obligations under its Subsidiary Guarantee upon the repayment in full of the 2006 Notes -- so long as no default or event of default shall have occurred as a consequence of the repayment and the release of MCA from any obligation it may have in respect of the Senior Credit Agreement and any guarantee or similar obligation in respect of the Senior Credit Agreement; provided that the release of a Subsidiary Guarantor will not occur in the event that Subsidiary Guarantor is required to deliver a Guarantee in accordance with the paragraph below and then will only be released in accordance with the paragraph below.

         We will not permit any subsidiary to guarantee the payment of our Debt unless:

         (1) the subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee of payment of the notes by the subsidiary;

         (2) the subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any subsidiary as a result of any payment by the subsidiary under its Guarantee; and

         (3) the subsidiary delivers to the trustee an opinion of counsel to the effect that (a) the Guarantee of the notes has been duly executed and authorized and (b) the Guarantee of the notes constitutes a valid, binding and enforceable obligation of the subsidiary; however, the enforceability of the Guarantee may be limited by bankruptcy, insolvency or similar laws, including, without limitation, all laws relating to fraudulent transfers, and except insofar as enforcement thereof is subject to general principles of equity; provided that such Subsidiary Guarantee shall be released upon the release of such subsidiary from liability in respect of our Guarantees of Debt; and, provided, further, that any release of a Subsidiary Guarantee under the preceding proviso will not impair the rights of the holders to receive Subsidiary Guarantees of the notes in accordance with this paragraph in the event our future Debt is Guaranteed by the subsidiary.

FINANCIAL STATEMENTS

         So long as we are not subject to Section 13 or 15(d) of the Exchange Act, we will file with the trustee the following:

         - within 120 days after the end of each fiscal year, our balance sheet as of the end of such fiscal year and the preceding fiscal year and our statements of income, shareholders' equity and cash flows for such fiscal year and the two preceding fiscal years, all audited by an independent public accounting firm of recognized national standing and accompanied by a "Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to these financial statements; and

         - within 60 days after the end of each of the first three fiscal quarters of each fiscal year, our balance sheet as of the end of such fiscal quarter and as of the end of the preceding fiscal year and the statements of income for such fiscal quarter, and the corresponding quarter in the preceding fiscal year, and the statements of income and cash flows for the then elapsed portion of such fiscal year and the corresponding period in the preceding fiscal year, accompanied by a "Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to these financial statements.

EVENTS OF DEFAULT

         Each of the following is an Event of Default:

                  (1) default in any payment of interest, or additional interest as required by the exchange and registration rights agreement, on any note when due and payable and the default continues for a period of 30 days;

                  (2) default in the payment of principal of or premium, if any, on any note when due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

                  (3) our failure to comply with our obligations under "Covenants -- Consolidation, Merger and Sale of Assets";

                  (4) our failure for 30 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our obligations described under "--Change of Control" above or under "--Covenants" above, other than a failure to comply with "--Covenants -- Consolidation, Merger and Sale of Assets" which is covered by clause (3);

                  (5) our failure for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other agreements contained in the notes or indenture;

                  (6) default by us or any subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any of our and/or our subsidiaries' Debt for money borrowed, other than Non-Recourse Debt of a Non-Recourse Subsidiary, in excess of $20.0 million in the aggregate, whether the Debt exists now or will be created on a later date, resulting in the Debt becoming or being declared due and payable, and the acceleration will not have been rescinded or annulled within 10 days after written notice of the acceleration has been received by us or our subsidiary;

                  (7) certain events of bankruptcy, insolvency or reorganization of Manor Care; or

                  (8) a final judgment for the payment of $20.0 million or more rendered against us or any subsidiary, which judgment is not fully covered by insurance or not discharged or stayed within 90 days after (a) the date on which the right to appeal the judgment has expired if no appeal has commenced, or (b) the date on which all rights to appeal have been extinguished.

         If an Event of Default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders will, declare 100% of the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, principal, premium and accrued and unpaid interest will be due and payable immediately.

         The holders of a majority in principal amount of the outstanding notes may waive all past defaults, except with respect to nonpayment of principal, premium or interest, and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived. Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense.

         Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

                  (1) the holder has previously given the trustee notice that an Event of Default is continuing;

                  (2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

                  (3) the holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

                  (4) the trustee has not complied with the request within 60 days after receiving the request and the offer of security or indemnity; and

                  (5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with that request within such 60-day period.

         Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. If an Event of Default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent Person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Before taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

         If a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers of the certificate know of any default that occurred during the previous year. We also are required to deliver to the trustee, within 30 days after the occurrence of any default, written notice of any events that would constitute certain defaults, their status and what action we are taking or proposes to take in respect of them.

AMENDMENTS AND WAIVERS

         Subject to certain exceptions, we may amend the indenture or the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding, including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes and, subject to certain exceptions, the holders of a majority in principal amount of the notes then outstanding may waive any past default or compliance with any provisions, including, without limitation, by consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes. However, we may not amend this indenture or the notes without the consent of each holder of an outstanding note affected to among other things:

                  (1) reduce the amount of notes whose holders must consent to an amendment;

                  (2) reduce the stated rate of or extend the stated time for payment of interest on any note;

                  (3) reduce the principal of or extend the Stated Maturity of any note;

                  (4) reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed or repurchased as described above under "--Optional Redemption," "--Change of Control" or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

                  (5) make any note payable in money other than that stated in the note or, other than in accordance with the provisions of the indenture, eliminate any existing guarantees of the notes;

                  (6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder's notes on or after the due dates for payment or to institute suit to enforce any payment on or with respect to such holder's notes; or

                  (7) make any change in the amendment provisions that require each holder's consent or in the waiver provisions.

         Without the consent of any holder, we and the trustee may amend the indenture to:

                  (1)      cure any ambiguity, omission, defect or
                           inconsistency;

                  (2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the indenture;

                  (3) provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f) (2) (b) of the Code;

                  (4)      add guarantees with respect to the notes;

                  (5)      secure the notes;

                  (6) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

                  (7) make any change that does not materially adversely affect the rights of any holder; or

                  (8) comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act.

         The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing the amendment. However, if we fail to give such notice to all the holders, or the notice has any defect, the amendment will still be valid.

DEFEASANCE

         We at any time may terminate all of our obligations under the notes and the indenture, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent for the notes. This is known as legal defeasance.

         We at any time may terminate our obligations under the covenants described under "--Covenants," other than those described under "--Consolidation, Merger and Sale of Assets", the operation of the cross-default upon a payment default, cross acceleration provisions and the judgment default provision described under "--Events of Default" above. This is know as covenant defeasance.

         We may exercise our legal defeasance option even if we previously exercised our covenant defeasance option. If we exercise our legal defeasance option, you may not accelerate payment of the notes because of an Event of Default. If we exercise our covenant defeasance option, you may not accelerate payment of the notes because of an Event of Default specified in clause (4), (5), (6) or (8) under "--Events of Default" above.

         In order to exercise either defeasance option, we must irrevocably deposit in a defeasance trust with the trustee money or U.S. Government Securities for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with other conditions, including delivering to the trustee an opinion of counsel, subject to customary exceptions and exclusions, to the effect that you will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if we had not made the deposit and defeasance had not occurred. For legal defeasance only, the opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         No director, officer, employee, incorporator or stockholder of Manor Care, as such, shall have any liability for our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a note you waive and release all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

CONCERNING THE TRUSTEE

         National City Bank is the trustee under the indenture and has been appointed by us as registrar and paying agent with regard to the notes. Mr. Ormond is a director, and Mr. Siefers is an executive officer, of National City Corporation. The trustee is wholly-owned by National City Corporation. See "Certain Relationships and Related Transactions."

GOVERNING LAW

         The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.



                            DESCRIPTION OF OTHER DEBT

         We established the Five Year Agreement and 364 Day Agreement to provide additional credit capacity for future developments and to provide credit back-up for the issuance of commercial paper. The credit agreements contain various covenants, restrictions and events of default. Among other things, these provisions require us to maintain certain financial ratios and impose limits on our and our subsidiaries' ability to incur debt, create liens and declare dividends, repurchase stock, dispose of assets and make acquisitions. At January 31, 2001, outstanding borrowings of both companies aggregated $460.0 million under the Five Year Agreement and $130.0 million under the 364 Day Agreement -- a total of $590.0 million. Most of our subsidiaries guaranteed the borrowed amounts under the Five Year Agreement and 364 Day Agreement.

         We amended the 364 Day Agreement, which matured September 22, 2000, to now mature September 21, 2001. Loans under the amended 364 Day Agreement bear interest at variable rates that reflect, at our election, either the agent bank's base lending rate or an increment over Eurodollar indices of .500% to 1.275%, depending on the quarterly performance of a key ratio. In addition, the 364 Day Agreement provides for a fee on the total amount of the facility, ranging from .125% to .225%, depending on the performance of the same ratio.

         Loans under the Five Year Agreement, which mature September 24, 2003, bear interest at variable rates that reflect, at our election, the agent bank's base lending rate, rates offered by any of the participating banks under bid procedures or an increment over Eurodollar indices of .150% to .500%, depending on the quarterly performance of a key ratio. In addition to direct borrowings, we may use the Five Year Agreement to support the issuance of up to $100.0 million of letters of credit. The Five Year Agreement also provides for a fee on the total amount of the facility, ranging from .125% to .250%, depending on the performance of the same key ratio.

         Whenever our aggregate use of both credit facilities exceeds $350.0 million, our lenders charge an additional fee of .050% on loans due under the Five Year Agreement and charge an additional fee ranging from .100% to .125% on loans under the 364 Day Agreement, based on the performance of a key ratio. The average interest rate on loans under the Five Year and 364 Day Agreements was 7.480% at December 31, 2000, excluding the fee on the total facility. At December 31, 2000, after consideration of usage for letters of credit, the remaining credit availability under the combined agreements totaled $66.7 million.

         In June 1996, MCA issued the 2006 Notes. These notes are redeemable at the option of MCA at any time at a price equal to the greater of (a) the principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest, discounted with an applicable treasury rate plus 15 basis points, plus accrued interest to the date of the redemption. We used the proceeds of the offering to repay borrowings under MCA's prior credit facility. The 2006 Notes contain covenants limiting, among other things, the ability to incur liens, enter into sale and leaseback transactions, and engage in affiliate transactions by us, MCA and the subsidiary guarantors. The 2006 Notes are guaranteed by us and each of the subsidiaries that have guaranteed borrowings under the credit agreements.



                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a discussion of the material federal income tax considerations relevant to the exchange of old notes for new notes pursuant to the exchange offer. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect your notes. We have not and will not seek any rulings from the Internal Revenue Service with respect to the matters discussed below. We cannot assure you that the Internal Revenue Service will not take positions concerning tax consequences of the exchange offer which are different from those discussed below. This discussion does not consider the effect any applicable foreign, state, local or other tax laws or estate or gift tax considerations. This discussion also does not address the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the notes as part of a straddle, hedge or conversion transaction, persons that have a functional currency other than the United States dollar, and investors in pass-through entities.

         YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF EXCHANGING OLD NOTES FOR NEW NOTES PURSUANT TO THE EXCHANGE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

         The exchange of old notes for new notes pursuant to the exchange offer will not constitute a taxable exchange for federal income tax purposes. You will have a tax basis in the new notes equal to its tax basis in the old notes exchanged therefor and your holding period for the new notes will include its holding period for the old notes exchanged therefor. Accordingly, the exchange should have no material federal income tax consequences to you.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period ending on the earlier of

         (1)      180 days after the date of this prospectus and

         (2) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market- making or other trading activities,

we will make available and provide promptly upon reasonable request this prospectus, in a form meeting the requirements of the Securities Act, to any broker-dealer for use in connection with any such resale.

         We will receive no proceeds in connection with the exchange offer. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices.

         A resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of new notes. Any broker-dealer that resells new notes that it received for its own account in the exchange offer and any broker or dealer that participates in a distribution of the new notes may be an underwriter within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commissions or concessions received by these persons may be underwriting compensation under the Securities Act. The transmittal letter states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be considered to admit that it is an underwriter.

         We have agreed to pay all expenses incident to our performance of, or compliance with, the exchange and registration rights agreement and will indemnify the holders of Transfer Restricted Securities, including any broker-dealers, and certain parties related to such holders, against certain liabilities including liabilities under the Securities Act.


                                  LEGAL MATTERS

         The validity of the new notes will be passed upon for us by Latham & Watkins, Chicago, Illinois, and certain other matters will be passed on for us by R. Jeffrey Bixler, our Vice President, General Counsel and Secretary.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on form 10-K/A for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                                    GLOSSARY

         "364 DAY AGREEMENT" means the our $200 million dollar 364 day revolving credit facility.

         "2006 NOTES" means MCA's $150.0 million principal amount of 7-1/2% Senior Notes Due 2006.

         "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided, however, that the existence of a management contract by us or an Affiliate of ours to manage another entity shall not be deemed to be control.

         "AFFILIATE TRANSACTION" means the sale, lease, transfer or otherwise disposition of any of our or our subsidiaries' properties or assets to or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, an Affiliate of ours, other than a subsidiary.

         "APPLICABLE PERCENTAGE" means

         (1) 15%, if the aggregate principal amount of notes and debt securities issued by us under other indentures or fiscal agency agreements or other similar instruments then outstanding exceeds $100,000,000,

         (2) 20%, if the aggregate principal amount of such notes and securities then outstanding exceeds $50,000,000 but is less than or equal to $100,000,000, or

         (3) 25%, if the aggregate principal amount of such notes and securities outstanding is less than or equal to $50,000,000.

         "ATTRIBUTABLE DEBT" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value, discounted at the interest rate borne by the notes, compounded semi-annually, of the total obligations of the lessee for rental payments during the remaining term of the lease included in the Sale and Lease-Back Transaction, including any period for which such lease has been extended.

         "BANK DEBT" means any and all amounts, whether outstanding on March 8, 2001 or incurred after March 8, 2001, payable by us under or in respect of the Senior Credit Agreement and any related notes, collateral documents, letters of credit and guarantees and any Interest Rate Agreement entered into in connection with the Senior Credit Agreement, including principal, premium, if any, interest, fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof. Interest includes any interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings.

         "CAPITALIZED LEASE OBLIGATIONS" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of the obligation represented by that obligation will be the capitalized amount of the obligation at the time any determination of the obligations is to be made as determined in accordance with GAAP, and the Stated Maturity of the obligation will be the date of the last payment of rent or any other amount due under such lease prior to the first date the lease may be terminated without penalty.

         "CHANGE OF CONTROL" means:

                  (1) any "person" or "group" of related persons is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our Voting Stock, or our successor by merger, consolidation or purchase of all or substantially all of our assets. For the purposes of this clause, we refer to a "person" or "group" as such terms are used in Sections 13(d) and 14(d) of the Exchange Act. A "beneficial owner" is defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time. In addition, such person or group shall be deemed to beneficially own any of our Voting Stock held by a parent entity, if such person or group "beneficially owns", directly or indirectly, more than 50% of the voting power of the Voting Stock of such parent entity; or

                  (2) the first day on which a majority of the members of our board of directors are not Continuing Directors; or

                  (3) the sale, lease, transfer, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of our assets and our subsidiaries taken as a whole to any "person" as the term is used in Sections 13(d) and 14(d) of the Exchange Act; or

                  (4) the adoption by our stockholders of a plan or proposal for our liquidation or dissolution.

         "CHANGE OF CONTROL OFFER" means a notice for us stating that you will have the right to require us to repurchase all or any party of your notes at a purchase price in cash equal to 101% of the principal amount to your notes plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of the holders of record on a record date to receive interest on the relevant interest pay date.

         "CHANGE OF CONTROL PAYMENT" means a cash equal to 101% of the principal amount to your notes plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of the holders of record on a record date to receive interest on the relevant interest pay date.

         "CHANGE OF CONTROL PAYMENT DATE" means the repurchase date, which will be no earlier than 30 days no later than 60 days from the date we mail the Change of Control Offer.

         "CHANGE OF CONTROL TRIGGERING EVENT" means a Change of Control accompanied by a Rating Decline.

         "CODE" means the Internal Revenue Code of 1986, as amended.

         "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, to price new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

         "COMPARABLE TREASURY PRICE" means, with for any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue -- expressed in each case as a percentage of its principal amount -- on the third business day preceding such redemption date,

                  (1) as set forth in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York or published on the website of the Federal Reserve Bank of New York at http://www.ny.frb.org and designated "Composite 3:30 p.m. Quotations for the U.S. Government Securities" or

                  (2) if such release, or any successor release, is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date.

         "CONTINUING DIRECTORS" means, as of any date of determination, any member of our board of directors who:

                  (1) was a member of the board of directors on the date of the indenture; or

                  (2) was nominated for election or elected to the board of directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of the nomination or election.

         "CONSOLIDATED NET ASSETS" means, with respect to any Person as of any date of determination, the total assets of such Person and its subsidiaries on a consolidated basis less current liabilities of such Person and its subsidiaries on a consolidated basis as of such date, all determined in accordance with GAAP.

         "DEBT" means, for any Person on any date of determination; without duplication:


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                  (1)      the principal of and premium, if any, in respect of
                           debt of the Person for borrowed money;

                  (2) the principal of and premium, if any, in respect of obligations of the Person evidenced by bonds, debentures, notes or other similar instruments;

                  (3) the principal component of all obligations of the Person in respect of letters of credit, bankers' acceptances or other similar instruments. The principal components include reimbursement obligations except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence;

                  (4) the principal component of all obligations of such Person, except trade payables, to pay the deferred and unpaid purchase price of property, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title to the property;

                  (5) Capitalized Lease Obligations and all Attributable Debt of the Person; and

                  (6) the principal component of Debt of other Persons to the extent Guaranteed by the Person.

         The amount of Debt of any Person at any date will be the outstanding balance at the date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

         "EBITDA" means income from continuing operations before other income (expenses), income taxes, minority interest, depreciation and amortization, and unusual or non-recurring expenses.

         "FIVE YEAR AGREEMENT" means our $500 million five year revolving credit facility.

         "FOREIGN SUBSIDIARY" means any subsidiary of Manor Care that is incorporated or organized in a jurisdiction outside the United States and any subsidiary of such a subsidiary.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession as in effect from time to time.

         "GUARANTEE" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

                  (1) to purchase or pay, or advance or supply funds to purchase or pay the Debt of the other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or

                  (2) entered into to assure in any other manner the obligee of such Debt of the payment or to protect the obligee against loss in respect in whole or in part of the Debt.

provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

         "INCUR" means issue, create, assume, Guarantee, incur or otherwise become liable for; and the terms "incurred" and "incurrence" have meanings correlative to the foregoing.


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         "INDEPENDENT INVESTMENT BANKER" means the Reference Treasury Dealer appointed by the trustee after consultation with us.

         "INTEREST RATE AGREEMENT" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

         "LIEN" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind; including any conditional sale or other title retention agreement or lease in the nature of conditional sale or title retention agreement.

         "MCA" means Manor Care of America, Inc., a Delaware corporation and a wholly owned subsidiary of Manor Care, or any of its successors and assigns.

         "MOODY'S" means Moody's Investors Service, Inc. or, if Moody's Investors Service, Inc. shall cease rating debt securities having a maturity at original issuance of at least one year and such ratings business shall have been transferred to a successor Person, the successor Person; provided, however, that if there is no successor Person, then "Moody's" will mean any other national recognized rating agency, other than S&P, that rates debt securities having a maturity at original issuance of at least one year that we designate.

         "NON-RECOURSE DEBT" means Debt or that portion of Debt:

         (1) as to which neither we nor our subsidiaries, other than a Non-Recourse Subsidiary:

                  (a) provides credit support; including any undertaking, agreement or instrument which would constitute Debt;

                  (b)      is directly or indirectly liable; or

                  (c)      constitute the lender; and

         (2) for which a default, including any rights which the holders of the debt may have to take enforcement action against a Non-Recourse Subsidiary, would not permit (upon notice, lapse of time or both) any holder of our or our subsidiaries' other Debt, including any Non-Recourse Subsidiary, to declare a default on such other Debt or cause a payment thereof to be accelerated or payable prior to its Stated Maturity.

         "NON-RECOURSE SUBSIDIARY" means a subsidiary which (1) has not acquired any assets, other than cash, directly or indirectly from us or any subsidiary,
(2) only owns assets acquired after March 8, 2001 or assets acquired prior to the date such entity becomes a subsidiary and (3) has no Debt other than Non-Recourse Debt.

         "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

         "PREFERRED STOCK", as applied to the capital stock of any corporation, means capital stock of any class or classes, however designated, which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of the corporation, over shares of capital stock of any other class of the corporation.

         "PRIMARY TREASURY DEALER" means a primary U.S. Government securities dealer in The City of New York.

         "RATING AGENCIES" mean Moody's and S&P.



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         "RATING DATE" means the earlier of the date of public notice of (1) a
Change of Control or (2) our intention to effect a Change of Control.

         "RATING DECLINE" shall be deemed to have occurred if, no later than 90 days after the Rating Date -- which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies -- either of the Rating Agencies assigns a rating to the notes that is lower than the applicable rating of the notes on the Rating Date. A downgrade within rating categories, as well as between rating categories, will be considered a Rating Decline.

         "RECEIVABLES SECURITIZATION" means a public or private transfer of or creation of an interest in receivables in the ordinary course of our and our subsidiaries' business and by which we or any subsidiary directly or indirectly securitize a pool of receivables, including but not limited to any such transaction involving the sale of or creation of an interest in specified receivables to a special purpose entity.

         "REFERENCE TREASURY DEALER" means JPMorgan, a division of Chase Securities Inc. and its successors; provided, however, that if JPMorgan ceases to be a primary U.S. government securities dealer in New York City (a Primary Treasury Dealer), we will substitute another Primary Treasury Dealer.

         "REFERENCE TREASURY DEALER QUOTATIONS" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue -- expressed in each case as a percentage of its principal amount -- quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

         "SALE AND LEASE-BACK TRANSACTION" means any arrangement with any Person providing for the leasing by us or our subsidiaries of any property or assets, other than any arrangement involving:

         - a lease for a term, including renewal rights, of not more than 36 months;

         - a lease of property within 18 months from the acquisition or in the case of construction, alteration or improvement of property, the later of the completion of the construction, alteration or improvement of such property; or

         -        leases between or among us and a subsidiary or subsidiaries,

which property or asset has been or is to be sold or transferred by us or our subsidiary to such Person.

         "S&P" means Standard & Poor's Ratings Service or, if Standard & Poor's Ratings Service shall cease rating debt securities having a maturity at original issuance of at least one year and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if there is no successor Person, then "S&P" shall mean any other national recognized rating agency, other than Moody's, that rates debt securities having a maturity at original issuance of at least one year and that we have designated.

         "SENIOR CREDIT AGREEMENT" means, with respect to Manor Care, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Credit Agreement or any other credit or other agreement or indenture. Our debt facilities include, without limitation:

         (1) the Credit Agreement, dated as of September 25, 1998, among the Company, Manor Care of America, Inc., Bank of America, N.A., as Administrative Agent, and the lenders parties thereto from time to time, as amended by the First Amendment to Five Year Credit Agreement, dated as of February 9, 2000, and by the Second Amendment to Five Year Credit Agreement, dated as of September 22, 2000, and as may be further amended or modified from time to time; and



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         (2)      the Credit Agreement, dated as of September 25, 1998, among
                  Manor Care, MCA, Bank of America, N.A., as Administrative Agent, and the lenders parties thereto from time to time, as amended by the First Amendment to 364 Day Credit Agreement, dated as of September 24, 1999, and by the Second Amendment to 364 Day Credit Agreement, dated as of February 9, 2000, and by the Third Amendment to 364 Day Credit Agreement, dated as of September 22, 2000, and as may be further amended or modified from time to time.

         "STATED MATURITY" means, for any security, the date specified in the security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal before the date originally scheduled for payment.

         "SUBSIDIARY GUARANTEE" means, individually, any guarantee of payment of the notes by a Subsidiary Guarantor pursuant to the terms of the indenture and any supplemental indenture, and, collectively, all such guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the indenture.

         "SUBSIDIARY GUARANTOR" means MCA, each of our subsidiaries, other than a subsidiary that does not guarantee obligations under the 2006 Notes, in existence on March 8, 2001, and any subsidiary that is required to guarantee the notes under the terms of the indenture.

         "TRANSFER RESTRICTED SECURITIES" means each old note, until the earliest to occur of:

         - the date on which that old note has been exchanged for a freely transferable new note in the exchange offer;

         - the date on which that old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

         - the date on which that old note is distributed to the public pursuant to Rule 144 under the Securities Act or may be sold under Rule 144(k) under the Securities Act.

         "TREASURY RATE" means, for any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for the redemption date.

         "U.S. GOVERNMENT SECURITIES" means securities that are:

         (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

         (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

In either case, they are not callable or redeemable at the option of the issuer of the securities, and will also include a depository receipt issued by a bank, as defined in Section 3(a)(2) of the Securities Act, as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided that, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

         "VOTING STOCK" of a corporation means all classes of capital stock of the corporation then outstanding and normally entitled to vote in the election of directors.


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